Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 | A Publicly-Listed Company | NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A.
4th Quarter 2020 Result

Itaú Unibanco Holding S.A. ("Company") announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 4th quarter of 2020 ending December 31, 2020 are already available on the Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Press Presentation on the quarterly result, scheduled for 02/02/2021 at 8:30 am (Brasília official time) **(Attachment 01)**;
- Presentation for public conference calls on the quarterly result, scheduled for Tuesday, 02/02/2021, in Portuguese at 08:00 am (EDT) and in English at 09:30 am (EDT) **(Attachment 02)**;
- Institutional Presentation of the 4th quarter of 2020 **(Attachment 03)**.

The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These information's strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, February 02, 2021.

Renato Lulia Jacob
Group Head of Investor Relations and Market Intelligence

Attachment 01 (portuguese only)

Itaú Unibanco Holding S.A.

Teleconferência com a imprensa 4T20

Candido Bracher
Atual Presidente e futuro Membro do Conselho

Milton Maluhy Filho
Atual CFO e CRO e novo Diretor Presidente

Alexsandro Broedel
Novo Chief Financial Officer (CFO)

São Paulo, 2 de fevereiro de 2021

Destaques do trimestre Originação de 15% Crescimento da carteira de crédito: dez/20 s. set/20 crédito¹para 4T20 s. 3T20 11,3% 8,6% 8,9% 8,6% pessoas físicas Cartões Financiamento de Crédito Crédito de crédito eículos consignado imobiliário Digitalização Aumento na base de clientes digitais: dez/20 s. set/20 e eficiência 2,9% 3,0% 0,6% 95 agências* *agências físicas e PABs clientes digitais pessoas físicas pessoas jurídicas encerrados no 4T20 24,2 milhões em dez/2020 23,0 milhões em dez/2020 1,2 milhão em dez/2020 Satisfação e e-NPS² 89 pts NPS Global + 10 pts experiência Eleito o melhor lugar em gestão Atingimos o desafio 2020 s. 2018 de pessoas e para se trabalhar Desafio (2021 s 2018): atingir + 17 pts (Fonte: alor Carreira e UOL) Desafio (2023 s 2018): atingir + 27 pts (1) Média por dia útil no período. (2) e-NPS situacional média de abril a dezembro de 2020. 2

Tecnologia e digitalização Destaques 2021e s. 2018 Digitalização (2020 s. 2019) In estimento 112% de desen ol imento soluções contínuo em de Tecnologia Mais soluções Mais menor (Time to elocidade Market) tecnologia 28% infraestrutura Desen ol imento de soluções em 81% 25% Cloud são 28% + funcionalidades + outras rápidas plataformas do que em apps e sistemas 2020 2018 Transferências 97% 92% Utilização Pessoas Pagamentos 85% 76% dos canais digitais In estimentos 47% 41% Cientistas 261 7% Crédito 25% 19% de dados Aumento em dez/20 2020 s. 2019 2020 s. 2018 Engenheiros + 3.764 + 1.770 contas abertas e equipes em 2020 Profissionais 231% de Tecnologia de tecnologia Abertura de pelo app contas on-line + 1.994 Time da ZUP 3

ESG - destaques

Em 2020, intensificamos significativamente nossa atuação

todos pela saúde
Mais de R$ 1,2 bilhão doados ao combate à Covid-19



transparência e reporte ESG
evolução dos reportes sob as diretrizes do SASB e TCFD


Amazônia
Preservação e promoção do impacto positivo na região

plano Amazônia em parceria com Bradesco e Santander
dentre as dez iniciativas, foram priorizadas **4 medidas**

Conferência Amazônia
Dezembro de 2020

- **+ 12.000 participações** nos 3 dias de conferência
- **+ 70 especialistas** empresas e integrantes do mercado financeiro
- **380 mil árvores nativas** serão plantadas com as doações

Estímulo às cadeias sustentáveis

- **R$ 100 milhões** para financiamento de agroindústrias e cooperativas que lidam com culturas sustentáveis.
- Mecanismo de crédito **(blended finance)** para pequenos produtores com assistência técnica

Regularização fundiária

- Mapa legislativo e recomendação de como o sistema financeiro pode **apoiar a regularização**, para estimular a atividade econômica na região

Combate ao desmatamento na cadeia de carne

- Engajamento de frigoríficos para **compromisso com rastreabilidade**
- diligência específicas para setor frigorífico

Promoção da bioeconomia

- Financiamento de pesquisa e investimento em projetos que destravem o potencial socioeconômico de **novas cadeias**

4

Destaques financeiros Resultados 4T20 s. 3T20 Em R$ bilhões Carteira de crédito Resultado recorrente 7,3 R$ 869,5 bilhões gerencial 5,0 5,4 + 2,7% 3,9 4,2 R$ 5,4 bi Margem financeira com clientes 4T19 1T20 2T20 3T20 4T20 R$ 16,0 bilhões + 3,0% Custo do crédito(1) ROE recorrente 23,7% R$ 6,0 bilhões gerencial 13,5% 15,7% 16,1% -4,5% 16,1% 12,8% 13,0% 13,0% 13,0% Despesas não decorrentes de juros ROE recorrente gerencial (%) 12,5% 12,5% Custo de capital médio (%) R$ 13,3 bilhões 4T19 1T20 2T20 3T20 4T20 + 5,1% Espaço reser ad (1) Despesa de Pro isão para pararodapé Créditos de Liquidação Du idosa + Recuperação de Créditos + Impairment + Descontos Concedidos 5

Carteira de crédito

Em R$ bilhões	Dez/20	Set/20	Δ	Dez/19	Δ
Pessoas Físicas	255,6	237,7	7,5%	239,8	6,6%
Cartão de Crédito	86,3	77,5	11,3%	90,9	-5,1%
Crédito Pessoal	35,1	36,6	-4,3%	34,6	1,5%
Crédito Consignado	55,3	50,8	8,9%	49,4	11,9%
Veículos	23,3	21,5	8,6%	19,0	23,0%
Crédito Imobiliário	55,7	51,3	8,6%	45,9	21,2%
Micro, Pequenas e Médias Empresas	127,6	122,5	4,1%	95,3	33,9%
Crédito bancário	105,3	104,5	0,8%	95,3	10,5%
Linhas incentivadas/garantidas - Governo	22,3	18,1	23,5%	-	-
Total PF + Micro, pequenas e médias empresas	383,2	360,2	6,4%	335,0	14,4%
Grandes empresas	269,0	264,8	1,6%	221,3	21,6%
Operações de crédito	179,0	178,1	0,5%	148,4	20,6%
Títulos privados	90,0	86,7	3,9%	72,8	23,6%
Total Brasil	652,2	625,0	4,4%	556,3	17,2%
América Latina	217,3	222,0	-2,1%	166,3	30,7%
Total com garantias financeiras e títulos privados	869,5	847,0	2,7%	722,6	20,3%
Total (ex-variação cambial)	869,5	840,9	3,4%	793,0	9,6%

Originação de crédito[1]

No trimestre

	4T20 vs. 3T20	4T20 vs. 4T19
Pessoas físicas	+ 15%	+ 31%
Crédito imobiliário	+ 56%	+137%
Micro, pequenas e médias empresas	- 27%	+ 5%
Grandes empresas	+ 6%	+ 38%
Total Brasil[2]	- 4%	+ 25%
Emissão de títulos privados[3]	+ 83%	- 37%

Movimentação da carteira de crédito pessoal

Dez/20 vs. Set/20	
Crédito sob medida	- 7%
Cheque Especial	- 10%
Crediário	+ 3%

(1) Não considera originação de cartão de crédito, cheque especial, renegociação de dívida e outros créditos rotativos. Média por dia útil no período, exceto para emissão de títulos privados; (2) Não inclui emissão de títulos privados; (3) Considera o volume total das emissões de títulos privados de renda fixa e híbridos, coordenadas pelo Itaú Unibanco no mercado local (inclui volume distribuído).

6

Novo Comitê Executivo

Desde o início de 2021, este grupo tem a missão de liderar a operação e a transformação do banco, em linha com as frentes prioritárias de satisfação do cliente, eficiência, digitalização e com foco em crescimento ainda mais próximo das áreas de negócio

simplificando a operação e modelo de gestão

permitindo mais autonomia e rapidez na tomada de decisão



Candido Bracher
ex-Diretor Presidente

>



Milton Maluhy Filho
novo Diretor Presidente

Nova composição do comitê executivo e responsabilidades

Negócios

Alexandre Zancani
Veículos, imobiliário, consórcio, crédito para pessoas físicas e recuperação, entre outros

André Sapoznik
Pagamentos, operações, atendimento e marketing

André Rodrigues
Banco de varejo , canais digitais, UX, seguros e crédito para PMEs

Carlos Constantini
Wealth Management & Services (WMS)

Flávio Souza - Presidente do Itaú BBA
Banco comercial, CIB, distribuição de renda fixa e variável, research e crédito do atacado

TBD
Tesourarias, produtos ativos e mesas clientes, macroeconomia e operações na América do Sul

Ricardo Guerra
Tecnologia

Suporte

Alexsandro Broedel - CFO
Finanças e relações com investidores, ativos imobiliários, patrimônio e compras

Leila Melo
Jurídico, ouvidoria, comunicação institucional, sustentabilidade e relações governamentais

Matias Granata - CRO
Riscos de mercado, crédito e operacional, gestão de capital, segurança corporativa, compliance e PLD

Sérgio Fajerman
Pessoas

7

Cenário macroeconômico

Nova onda de contágio antes da vacinação gera incertezas sobre a atividade econômica e gastos públicos

- Economia deve perder força no 1T21, devido à piora no contágio e retirada de auxílios emergenciais.
- Cenário deve ser positivo a partir do 2T21 devido à vacinação, juros baixos e crescimento global.
- O teto de gastos, apesar do contexto desafiador, deve ser cumprido em 2021 e nos anos seguintes.

Crescimento do crédito privado, em ambiente de juros baixos, deve contribuir para a expansão da economia brasileira.

Commodities e câmbio podem pressionar a inflação no curto prazo, mas dinâmica segue benigna e juros devem subir lentamente.

Mercado de trabalho está em recuperação, mas desemprego deve ficar estável devido à maior procura por trabalho.

	2020	2021e
PIB – Brasil[1]	- 4,1%	4,0%
SELIC (final do ano)	2,0%	3,5%
Inflação (IPCA)	4,5%	3,6%
Desemprego[2]	14,2%	14,2%

(1) PIB 2020 projetado; (2) PNAD Contínua, média anual.

8

Perspectivas

Níveis de **liquidez e capitalização** adequados aos nossos cenários de stress test.

Expansão da **carteira de crédito** impulsionada principalmente pelo segmento de pessoas físicas, assumindo retomada da economia em linha com nosso cenário base. Em um primeiro momento, este crescimento deverá ser suportado por produtos de menor risco e menor taxa de juros como consignado, financiamento imobiliário e de veículos, porém esperamos no segundo semestre uma retomada da demanda por linhas de crédito ao consumo e linhas rotativas.

Recuperação da **taxa média da margem financeira com clientes (NIM)** ao longo do ano devido à progressiva mudança do mix da carteira de crédito entre segmentos e expectativa de maior taxa de juros e seu impacto na remuneração do nosso capital de giro próprio e margem de passivos.

Crescimento das **receitas de serviços e seguros** em linha com a tendência de recuperação da atividade econômica, apesar do impacto negativo resultante do PIX e da cisão e alienação da participação na XP Investimentos. Essa performance será impulsionada pela expectativa de forte atividade em mercado de capitais e lançamentos de novos canais, produtos e serviços.

Redução progressiva no **custo do crédito** ancorado no modelo de perda esperada e recuperação econômica do país. Entretanto, o modelo reagirá prontamente a mudanças relevantes no cenário macroeconômico do país e as condições financeiras dos nossos clientes.

A **gestão estratégica de custos** baseada nos projetos estruturais de eficiência continuará trazendo benefícios nos próximos trimestres com redução nominal das despesas de manutenção da estrutura da operação. Neste ano esperamos o aumento de aproximadamente R$1,5 bilhão de nossos investimentos em tecnologia, novos produtos e plataformas comerciais visando a eficiência operacional do banco no médio e longo prazo.

9

Guidance – 2021*

	Consolidado Projeção para 2021	Brasil[1] Projeção para 2021
Carteira de crédito total[2]	Crescimento entre **5,5%** e **9,5%**	Crescimento entre **8,5%** e **12,5%**
Margem financeira com clientes	Crescimento entre **2,5%** e **6,5%**	Crescimento entre **3,0%** e **7,0%**
Margem financeira com o mercado	Margem entre **R$ 4,9bi** e **R$ 6,4bi**	Margem entre **R$ 3,3bi** e **R$ 4,8bi**
Custo do crédito[3]	Custo entre **R$ 21,3bi** e **R$ 24,3bi**	Custo entre **R$ 19,0bi** e **R$ 22,0bi**
Receita de prestação de serviços e resultado de seguros[4,5]	Crescimento entre **2,5%** e **6,5%**	Crescimento entre **2,5%** e **6,5%**
Despesas não decorrentes de juros	Variação entre **-2,0%** e **2,0%**	Variação entre **-2,0%** e **2,0%**
Alíquota efetiva de IR/CS	Alíquota entre **34,5%** e **36,5%**	Alíquota entre **34,0%** e **36,0%**

* O ponto médio das projeções implicaria em um ROE em torno de 17,6%, levando-se em conta outras premissas. Essa informação não deve ser entendida como projeção. (1) Considera unidades externas ex-América Latina; (2) Inclui garantias financeiras prestadas e títulos privados; (3) Composto pelo resultado de créditos de liquidação duvidosa, impairment e descontos concedidos; (4) Receitas de prestação de serviços (+) resultado de operações de seguros, previdência e capitalização (-) despesas com sinistros (-) despesas de comercialização de seguros, previdência e capitalização.; (5) As projeções para 2021 não consideram o resultado de equivalência patrimonial da XP Inc. a partir de fevereiro 2021.

10

Itaú

Itaú Unibanco Holding S.A.

Teleconferência com a imprensa 4T20

Candido Bracher
Atual Presidente e futuro Membro do Conselho

Milton Maluhy Filho
Atual CFO e CRO e novo Diretor Presidente

Alexsandro Broedel
Novo Chief Financial Officer (CFO)

São Paulo, 2 de fevereiro de 2021

Attachment 02

Itaú

Itaú Unibanco Holding S.A.

4Q20 Earnings review

Candido Bracher
Current CEO and new Board Member

Milton Maluhy Filho
Current CFO and CRO and new Chief Executive Officer

Alexsandro Broedel
New Chief Financial Officer (CFO)

Renato Lulia Jacob
Group Head of Investor Relations and Marketing Intelligence

São Paulo, February 2nd, 2021

4th quarter highlights Credit 15% Credit portfolio growth: Dec-20 s. Sep-20 origination¹for 4Q20 s. 3Q20 11.3% 8.6% 8.9% 8.6% indi iduals Credit card Auto Payroll Mortgage loans loans loans Digitalization Digital client expansion: Dec-20 s. Sep-20 and efficiency 95 branches* 2.9% 3.0% 0,6% branches and client ser ice digital clients indi iduals companies points closed in 4Q20 24.2 million in Dec-2020 23.0 million in Dec-2020 1.2 million in Dec-2020 *brick and mortar Client and 89 employee e-NPS² pts Global NPS + 10 pts satisfaction Elected the best place in people We reached our 2020 s. 2018 target management and best place to work 2021 s. 2018 target: to reach + 17 pts (Source: alor Carreira e UOL) 2023 s. 2018 target: to reach + 27 pts Note: (1) A erage origination per working day in the period.(2) Situational e-NPS a erage from April to December 2020. 2

Technology and digitalization Highlights 2021e s. 2018 Digitalization (2020 s. 2019) Continuous 112% solutions de elopment of In estment in Complete digital offering less Time to More speed Market technology 28% infrastructure Cloud 81% 25% are applications 28% faster + apps features and systems in than platforms other 2020 2018 Transfers 97% 92% Use People Payments 85% 76% of digital channels In estments 47% 41% Data 261 7% Credit 25% 19% Scientists growth in Dec-20 2020 s. 2019 2020 s. 2018 Technology + 3,764 + 1,770 accounts opened engineers in 2020 Tech 231% and teams professionals On-line by the app account opening + 1,994 ZUP team 3

XP Inc shareholding Companhia sediada nas Ilhas Cayman e listada na Nasdaq On January 31st, the EGM appro ed the spin off of Itaú Unibanco`s participation² in the capital of XP Inc. into “XPart”, 2017 May We announced our intention to acquire company to be constituted after the controllers obtain a control of XP Inc. in stages fa orable opinion from the regulatory authority. After the fa orable opinion of the regulatory authority, there is up to 120 days³ 2018 Aug We communicated our commitment to for listing shares on B3 and for the distribution of new shares of XPart. The cut-off BACEN to no longer acquire control date (“ex”) and procedures will be gi en in due course. No Until the cut-off date (close to the listing date) We announced the intention to spin off the shares issued by Itaú Unibanco will continue to be traded with the 2020 our part of the business in a company entitlement to recei e shares issued by XPart. (“XPart”) Once the new company is listed, the shareholders will recei e an equity holding in XPart, in the same amount, Dec We sold 4.5% of the capital of XP Inc. type and proportion as the shares they hold in Itaú Unibanco. 2020 The shareholders will continue to retain their current equity holding Extraordinary General Meeting in Itaú Unibanco and will also become shareholders of XPart. 2021 Jan (EGM) The percentage of XP’s capital that will held by XPart represented 40.52% at 12.31.2020, due to the capitalization of XP in December. 2022 In We capital of XP Inc. will acquire¹ 11.38% of the (1) After appro al by BACEN; (2) Equi alent to 41.05% of the capital of XP Inc on the base date of September 30, 2020; (3) According to the Brazilian 4 Corporation Law 4

ESG highlights

In 2020, we intensified significantly our initiatives

todos pela saúde
uma aliança contra a Covid-19

todos pela saúde
donation of more than **R$ 1.2 billion** to combat Covid-19



transparency and ESG reporting
adoption of the **SASB and TCFD** guidelines into our reports


Amazônia
Preservação e promoção do impacto positivo na região

Amazon Plan in partnership with Bradesco and Santander
Among the ten initiatives, **four measures** were prioritized

Stimulating sustainable chains
- **R$100** million to finance agroindustry and cooperatives that deal with sustainable cultures.
- **Blended finance**, credit mechanism for small producers with technical assistance

Land regularization
- Legislative map and recommendation of how the financial system can support **regularization** to stimulate economic activity in the region

Fighting deforestation in the meat production chains
- Frigorific engagement for **traceability** commitment
- Specific **diligence** to the meat producer sector

Promotion of bioeconomy
- **Research funding and investment** in projects that unlock the socioeconomic potential of new chains

Amazon Conference
December, 2020

+ 12,000 participants in the 3 days of the conference

+ 70 specialists, companies and members of the financial market

380 thousand native trees will be planted with donations

5

ESG: Sustainable bonds issuance

Sustainability Finance Framework: social and environmental criteria for allocation of resources

External consultancy issued second-party opinion

- Renewable energy and energy efficiency
- Sustainable transport
- Sustainable water and waste management
- Pollution prevention and control
- Sustainable management of natural resources and land use
- Green buildings
- Access to essential services
- Inclusive Finance

USD 500 million raised
with sustainable bonds in January 2021

First level 2 capital issue
of a Latin American bank to finance green and social projects

Positive Impact Commitments_ Status

R$100 billion	R$15 billion	R$11 billion
R$ 47.7 bn[1]	R$12.5 bn[1]	R$9.1 bn[2]
for sectors with positive impact by 2025	for renewable energy generation and services by 2025	for small companies led by women by 2024

(1) From Aug-2019 to Dec-2020; (2) Balance at Dec-20

6

4Q20 Financial highlights

Financial highlights 4Q20 s. 3Q20 Results In R$ billions Credit portfolio Recurring 7.3 R$869.5 billion managerial result 5.0 5.4 + 2.7% 3.9 4.2 R$5.4 bn Financial margin with clients 4Q19 1Q20 2Q20 3Q20 4Q20 R$16.0 billion + 3.0% Cost of credit (1) Recurring 23.7% R$6.0 billion managerialROE 13.5% 15.7% 16.1% -4.5% 16.1% 12.8% Recurring managerial ROE (%) 13.0% 13.0% 13.0% Non-interest expenses 12.5% 12.5% A erage Cost of Capital (%) 4Q19 1Q20 2Q20 3Q20 4Q20 R$13.3 billion + 5.1% Espaç (1) Pro ision for Loan Losses re er adopararodapé + Reco ery of Loans + Impairment + Discounts Granted. 8

Credit portfolio

In R$ billions	Dec-20	Sep-20	Δ	Dec-19	Δ
Individuals	255.6	237.7	7.5%	239.8	6.6%
Credit card loans	86.3	77.5	11.3%	90.9	-5.1%
Personal loans	35.1	36.6	-4.3%	34.6	1.5%
Payroll loans	55.3	50.8	8.9%	49.4	11.9%
Vehicle loans	23.3	21.5	8.6%	19.0	23.0%
Mortgage loans	55.7	51.3	8.6%	45.9	21.2%
Very small, small and middle market loans	127.6	122.5	4.1%	95.3	33.9%
Banking loans	105.3	104.5	0.8%	95.3	10.5%
Government sponsored/guaranteed facilities	22.3	18.1	23.5%	-	-
Individuals + SMEs Loans	383.2	360.2	6.4%	335.0	14.4%
Corporate loans	269.0	264.8	1.6%	221.3	21.6%
Credit operations	179.0	178.1	0.5%	148.4	20.6%
Corporate securities	90.0	86.7	3.9%	72.8	23.6%
Total Brazil	652.2	625.0	4.4%	556.3	17.2%
Latin America	217.3	222.0	-2.1%	166.3	30.7%
Total with Financial Guarantees and Corporate Securities	869.5	847.0	2.7%	722.6	20.3%
Total (ex-foreign exchange rate variation)	869.5	840.9	3.4%	793.0	9.6%

Credit origination[1]

In the quarter

	4Q20 vs. 3Q20	4Q20 vs. 4Q19
Individuals	+ 15%	+ 31%
Mortgage	+ 56%	+ 137%
Very Small, Small and Middle Market	- 27%	+ 5%
Corporate	+ 6%	+ 38%
Total Brazil[2]	- 4%	+ 25%
Private securities issuance[3]	+ 83%	- 37%

Change in personal loans portfolio

Dec-20 vs. Set-20

Personalised credit	- 7%
Overdraft	- 10%
Installment credit	+ 3%

Note: (1) Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. Average origination per working day in the period, except for private securities issuance. (2) Does not include private securities issuance. (3) Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

9

Financial margin with clients Financial margin with clients Risk-adjusted Financial margin with clients Annualized a erage margin % -Consolidated Annualized a erage margin % -Brazil 10.0% 11.9% 11.1% 9.2% 10.2% 8.4% 9.0% 8.6% 7.5% 7.3% 6.7% 8.4% 5.4% 6.2% 4.3% 4.4% 4.5% 5.2% 3.7% 4.1% 4Q19 1Q20 2Q20 3Q20 4Q20 4Q19 1Q20 2Q20 3Q20 4Q20 Change in financial margin with clients In R$ billions R$0.3 bn 16.0 15.6 14.8 0.2 15.1 0.9 0.6 (0.8) (0.4) (0.1) 3Q20 3Q20 3Q20 Product Mix 2 Asset Spreads A erage olume Latin America and 4Q20 4Q20 4Q20 Working Capital 1 3pread-Sensiti e others3 Spread-Sensiti e Working Capital1 3nd Other Operations Operations and Other (1) Includes capital allocated to business areas (except treasury), in addition to the corporation’s working capital, (2) Changein the composition of assets with credit risk between periods in Brazil, (3) Others considers the liability financial margin and structured wholesale operations. 10

Loan portfolio reprofiling Indi iduals, ery small and small companies Reprofiled portfolio by product Balance at December 31st, 2020 -In R$ billions In R$ billions 52.2 53.5 50.8 Indi iduals ery small and small companies 5.0% Dec-20 s. Sep-20 R$38.4 billion R$12.4 billion Jun-20 Sep-20 Dec-20 15% 10%¹ In R$ billions In R$ billions Reprofiled portfolio represents Mortgage 16.1 Working capital 10.9 6% Personal loans 14.6 Auto loans 1.5 of total credit portfolio Auto loans 4.1 Cards 2.6 100% 54% are 84% Payroll loans 1.0 in ratings performing collateralized AA to C In February At the end 2020 of Dec-20 Portfolio December 31st ,2020 risk profile 82.6% Performing Non-o erdue portfolio 86.5% Within grace period 3.9% O erdue between 15-90 days 8.3% O erdue o er 90 days 5.2% (1) On the total portfolio of ery small, small and middle market companies. 11

Credit quality Cost of credit¹ Co erage ratio – 90 days NPL % ratio between the annualized cost of credit¹ and the loan portfolio² -(%) 1013% Wholesale 930% 920% 952% 5.3% Brazil 3.9% 519% 3.3% 3.0% 2.8% 638% 470% Latin 341% 339% America 238% 247% 320% 10.1 7.8 5.8 6.3 6.0 229% 239% Total 281% 253% 236% Retail 183% 193% 212% Brazil 1.2 4Q19 1Q20 2Q20 3Q20 4Q20 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 15 -90 days NPL -% Ex reprofiled 90 days NPL -% Ex reprofiled 3.5% portfolio 4.8% 5.1% 5.0% portfolio (Dec-20) (Dec-20) 3.1% 3.0% 4.3% 4.2% 3.0% 4,0% 2.6% 2.4% 3.4% 3.5% 2.4% 2.4% 1,6% 3.2% 2.0% 3.0% 3.1% 2.4% 1.9% 2.7% 2.6% 2.7% 2.3% 1.9% 1.9% 1.8% 2.3% 2.3% 2.3% 2.3% 2.2% 2.0% 1.9% 1.7% 1.8% 1.7% 1,4% 1.6% 1.7% 1.8% 0,8% 2.0% 1.4% 1.7% 1.9% 1.0% 1.4% 1.2% 1.1% 1.2% 1.3% 1.1% 0.9% 0.5% 0.7% 0.7% 0.7% 0.6% 0.5% 0.4% Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Indi iduals Brazil Total ery small, small and middle market companies Latin America Corporate (1) Pro ision for Loan Losses + Reco ery of Loans + Impairment + Discounts Granted, (2) A erage loan portfolio balance with financial guarantees pro ided and corporate securities considers the last two quarters. 12

Financial margin with the market In R$ billions 1.4 1.4 1.4 1.2 1.3 1.3 1.3 1.2 1.2 1.6 1.5 1.6 1.2 1.3 1.3 1.4 1.1 1.1 0.8 0.7 1.1 1.1 0.5 1.0 0.7 0.9 0.2 0.4 0.5 0.5 0.4 0.6 0.6 0.5 0.3 0.4 0.3 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 Financial margin the market – Brazil¹ with Sale of shares -B3 Financial margin with 1 year mo ing a erage of the market– Latin America² financial margin with the market (1) Includes units abroad ex-LatinAmerica, (2) Excludes Brazil. 13

Commissions, fees and result from insurance operations In R$ billions 4Q20 3Q20 D 2020 2019 D alue transacted with cards Credit and debit cards 3.1 2.8 9.6% 11.5 13.0 -11.9% 20.0% 18.0% Card issuance 2.4 2.2 8.5% 8.8 9.1 -3.1% 4Q20 s. 3Q20 4Q20 s. 3Q20 Acquiring 0.7 0.6 13.4% 2.6 3.9 -32.6% Issuer Acquiring Current account ser ices 1.9 1.9 -2.2% 7.6 7.5 0.7% In R$ billions In R$ billions Asset management¹ 1.4 1.3 9.0% 5.6 5.5 1.5% 155 131 154 130 Ad isory ser ices and brokerage 1.2 1.2 -7.3% 4.1 2.8 45.3% 3Q20 4Q20 3Q20 4Q20 Credit operations and guarantees pro ided 0.6 0.6 6.5% 2.3 2.5 -6.8% Collection Ser ices 0.5 0.5 3.9% 1.9 1.9 -3.8% Assets under Management Other 0.4 0.4 5.6% 1.4 1.1 24.3% & Open Platform Latin America (ex-Brazil) 0.8 0.7 7.5% 3.0 2.9 1.2% 1,951 + 4.5% Total 1,867 Commissions and fees 9.9 9.5 4.1% 37.2 37.3 -0.2% + 4.3% 1,647 Own Products Result from insurance operations² 1.4 1.6 -14.5% 6.1 6.6 -7.3% 1,578 Commissions, fees and result from insurance 11.2 11.1 1.4% 43.3 43.9 -1.3% 304 + 5.4% 269 Open Platform Sep-20 Dec-20 (1) Includes fund management fees and “consórcio” management fees, (2) Result from insurance includes the re enues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses. 14

Non-interest expenses Brick and mortar and client ser ice point (CSP) In R$ billions 4Q20 3Q20 D 2020 2019 D 167 Dec-20 s. Dec-19 Personnel (5.7) (5.3) 7.3% (21.4) (22.1) -3.5% 4,308 -117 4,236 4,141 brick and mortar Administrati e (4.4) (4.1) 7.1% (16.5) (16.8) -1.7% 3,158 branches (1) 3,127 3,041 -15 Other (1.2) (1.3) -8.9% (4.9) (5.2) -5.6% CSPs 671 664 656 Total - Brazil (11.3) (10.7) 5.2% (42.8) (44.1) -3.0% -35 479 445 444 Latin America Latin America (ex-Brazil)(2) (2.0) (2.0) 4.2% (7.4) (6.5) 13.6% Dec-19 Sep-20 Dec-20 Non-interest expenses (13.3) (12.7) 5.1% (50.2) (50.6) -0.9% #employees Non-interest expenses -Brazil growing at a slower pace than inflation 1,659 Dec-20 s. Dec-19 3.1% 96,948 96,540 Non-interest expenses 1.7% 2.9% 94,881 growth year o er year -3.0% -1,536 -0.6% 74,468 73,820 72,932 Brazil (ex-Tech team) -1.3% -1.4% Non-interest expenses -569 growth compared to the -7.6% outside Brazil same period of the pre ious 13,190 12,676 12,621 + 3.764 year (deflated by IPCA) ZUP and IT team 2017 2018 2019 2020 7,223 10,452 10,987 Dec-19 Sep-20 Dec-20 (1) Includes operating expenses and other tax expenses (Includes IPTU, IP A, IOF and others. Does not include PIS, Cofins andISS), (2) Does not consider o erhead allocation. 15

Capital + 0.3% 13.2% + 0.3% 12.4% + 0.2% 1.7% 1.7% 11.5% 10.7% Sep-20 Follow On + Net income CreditRWA¹ Dec-20 Tier I Capital XP Inc sale less minimum Tier I Capital mandatory di idends Common Equity Tier I (CET I) Additional Tier I (AT1) (1) Includes tax credits of in estments abroad. 16

2021 Perspecti es

New Executive Committee

Since the beginning of 2021, this group has the mission to lead the bank's operations and transformation, in line with the priority fronts of customer satisfaction, efficiency, digitalization and focus on growth.

even closer to the business areas

simplifying the operation and management model

allowing more autonomy and speed in decision making



Candido Bracher
Former-CEO

>



Milton Maluhy Filho
New CEO

New composition of the executive committee and responsibilities

Business

Alexandre Zancani
Auto loans, mortgage, "consorcio", credit for individuals and recovery, among others

André Sapoznik
Payments, operations, service and marketing

André Rodrigues
Retail banking, digital channels, UX, insurance and SME finance

Carlos Constantini
Wealth Management & Services (WMS)

Flávio Souza - Presidente do Itaú BBA
Commercial bank, CIB, ECM and DCM, research and wholesale credit

TBD
Treasury, asset products and client desks, macroeconomics and operations in South America

Ricardo Guerra
Technology

Support

Alexsandro Broedel - CFO
Finance and investor relations, real estate assets and procurement

Leila Melo
Legal, ombudsman, institutional communication, sustainability and government relations

Matias Granata - CRO
Market, credit and operational risks, capital management, corporate security, compliance and AML

Sérgio Fajerman
People

18

Macroeconomic outlook

New wave of contagion before vaccination creates uncertainty about economic activity and public spending

- Economy should lose steam in 1Q21, due to worsening contagion and withdrawal of emergency aid.
- Scenario should be positive from 2Q21 due to vaccination, low interest rates and global growth.
- The spending ceiling, despite the challenging context, is expected to be respected in 2021 and beyond..

Growth in private credit, in an environment of low interest rates, should contribute to the expansion of the Brazilian economy.

Commodities and foreign exchange should pressure inflation in the short term, but dynamics remain benign and interest rates should rise slowly.

Labor market is recovering, but unemployment should remain stable due to increased demand for work

	2020	2021e
GDP – Brazil[1]	- 4.1%	4.0%
SELIC (end of period)	2.0%	3.5%
Inflation (IPCA)	4.5%	3.6%
Formal jobs[2]	14.2%	14.2%

(1) GDP data projected; (2) Ministry of Labor – CAGED.

19

Perspecti es Capital and liquidity at appropriate le els considering our internal stress test scenarios. Expansion of the loan portfolio dri en mainly by the indi iduals’ portfolio, assuming a reco ery in the economy in line with our base scenario. At first, this growth should be supported by lower risk and lower interest rates products, such as payroll loans, mortgage and auto loans, but we expect demand for consumer credit lines and re ol ing lines to resume in the second half of the year. Reco ery of the a erage rate of financial margin with clients (NIM) o er the year due to the progressi e change in the credit portfolio mix between segments and the expectation of a higher interest rate and its impact on the remuneration of our own working capital and liability margin. Growth in ser ice and insurance re enues in line with the trend of reco ery in economic acti ity, despite the negati e impact resulting from the PIX roll-out (Brazilian Central Bank fast payment solution) and the spin-off and sale of the stake in “XP In estimentos”. This performance will be dri en by the expectation of strong acti ity in the capital market and the launch of new channels, products and ser ices. Progressi e reduction in the cost of credit anchored in the bank’s expected loss model and Brazil’s economic reco ery. Howe er, the model will react promptly to rele ant changes in the Brazilian macroeconomic scenario and the financial conditions of our customers. Strategic cost management based on structural efficiency projects will continue to bring benefits in the coming quarters with a nominal reduction in the BAU operational expenses. This year we expect an increase of approximately R$1.5 billion in our in estments in technology, new products and commercial platforms, which should positi ely impact the bank’s operational efficiency in the medium and long term. 20

2021 Guidance* Consolidated Brazil¹ 2021 Guidance 2021 Guidance Total credit portfolio² Growing 5.5% to 9.5% Growing 8.5% to 12.5% Financial margin with clients Growing 2.5% to 6.5% Growing 3.0% to 7.0% Financial margin with the market Range from R$4.9 bn to R$6.4 bn Range from R$3.3 bn to R$4.8 bn Cost of credit³ Range from R$21.3 bn to R$24.3 bn Range from R$19.0 bn to R$22.0 bn Commissions and fees and results 4,5 Growing 2.5% to 6.5% Growing 2.5% to 6.5% from insurance operations Non-Interest expenses Range from -2.0% to 2.0% Range from -2.0% to 2.0% Effecti e tax rate Range from 34.5% to 36.5% Range from 34.0% to 36.0% * The midpoint of the projections would imply an ROE of around 17.6%, taking into accountother assumptions. This information should not be understood as a projection. (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees pro ided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling 21 expenses; (5) 2021 guidance does not consider XP Inc. equity result starting in February 2021.

Appendix

Results

In R$ billions	4Q20	3Q20	Δ	4Q19	Δ	2020	2019	Δ
Operating revenues	**29.2**	**28.4**	**2.8%**	**31.8**	**-8.3%**	**114.8**	**119.8**	**-4.2%**
Managerial financial margin	17.6	16.9	3.9%	19.4	-9.5%	70.1	74.6	-6.1%
Financial margin with clients	16.0	15.6	3.0%	18.1	-11.6%	65.1	69.1	-5.7%
Financial margin with the market	1.6	1.4	14.1%	1.3	19.9%	5.0	5.6	-10.1%
Commissions and fees	9.9	9.5	4.1%	10.4	-4.8%	37.2	37.3	-0.2%
Revenues from Insurance	1.7	2.0	-12.9%	2.0	-14.7%	7.5	7.9	-5.0%
Cost of credit	**(6.0)**	**(6.3)**	**-4.5%**	**(5.8)**	**3.8%**	**(30.2)**	**(18.2)**	**66.4%**
Provision from loan losses	(5.6)	(6.3)	-11.0%	(6.1)	-8.2%	(29.9)	(19.7)	52.1%
Impairment	(0.8)	(0.3)	140.4%	(0.2)	261.3%	(1.5)	(0.4)	292.8%
Discounts granted	(0.4)	(0.6)	-27.9%	(0.4)	17.4%	(2.1)	(1.4)	51.0%
Recovery of loans written off as losses	0.9	1.0	-9.8%	0.9	-6.2%	3.3	3.3	-0.1%
Retained claims	**(0.3)**	**(0.4)**	**-6.3%**	**(0.3)**	**3.0%**	**(1.4)**	**(1.3)**	**7.0%**
Other operating expenses	**(15.2)**	**(14.3)**	**6.3%**	**(15.0)**	**1.5%**	**(57.0)**	**(57.8)**	**-1.4%**
Non-interest expenses	(13.3)	(12.7)	5.1%	(13.0)	2.4%	(50.2)	(50.6)	-0.9%
Tax expenses and other	(1.9)	(1.6)	16.2%	(2.0)	-4.1%	(6.8)	(7.2)	-4.9%
Income before tax and minority interests	**7.6**	**7.4**	**2.6%**	**10.7**	**-29.1%**	**26.2**	**42.6**	**-38.4%**
Income tax and social contribution	**(2.8)**	**(2.4)**	**13.6%**	**(3.4)**	**-18.5%**	**(8.1)**	**(13.5)**	**-40.3%**
Minority interests in subsidiaries	**0.5**	**0.0**	**994.2%**	**(0.0)**	**-1476.5%**	**0.4**	**(0.7)**	**-154.8%**
Recurring managerial result	**5.4**	**5.0**	**7.1%**	**7.3**	**-26.1%**	**18.5**	**28.4**	**-34.6%**

23

Business model

The allocation of principal capital (Common Equity Tier 1) in the bank's business is made at **12%**, according to our risk appetite..

In R$ billions	2020					2019					2020 vs. 2019				
	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital
Operating revenues	**114.8**	**62.7**	**1.8**	**50.3**	**(0.1)**	**119.8**	**63.7**	**1.5**	**53.3**	**1.4**	**(5.0)**	**(1.0)**	**0.4**	**(3.0)**	**(1.4)**
Managerial financial margin	70.1	51.1	1.8	17.2	(0.1)	74.6	51.4	1.5	20.4	1.4	(4.5)	(0.3)	0.3	(3.1)	(1.4)
Commissions and fees	37.2	11.6	0.0	25.6	-	37.3	12.2	0.0	25.1	-	(0.1)	(0.6)	0.0	0.6	-
Revenues from insurance [1]	7.5	-	-	7.5	-	7.9	-	-	7.9	-	(0.4)	-	-	(0.4)	-
Cost of credit	**(30.2)**	**(30.2)**	**-**	**-**	**-**	**(18.2)**	**(18.2)**	**-**	**-**	**-**	**(12.1)**	**(12.1)**	**-**	**-**	**-**
Retained claims	**(1.4)**	**-**	**-**	**(1.4)**	**-**	**(1.3)**	**-**	**-**	**(1.3)**	**-**	**(0.1)**	**-**	**-**	**(0.1)**	**-**
Non-interested expenses and other [2]	**(56.6)**	**(27.9)**	**(0.6)**	**(28.2)**	**0.0**	**(58.5)**	**(28.6)**	**(0.7)**	**(29.1)**	**(0.1)**	**1.9**	**0.7**	**0.2**	**1.0**	**0.1**
Recurring managerial result	**18.5**	**3.9**	**0.8**	**14.2**	**(0.3)**	**28.4**	**11.9**	**0.5**	**14.9**	**1.1**	**(9.8)**	**(8.1)**	**0.3**	**(0.6)**	**(1.4)**
Average regulatory capital	**129.3**	**77.0**	**1.3**	**52.6**	**(1.5)**	**125.6**	**64.8**	**1.6**	**41.6**	**17.6**	**3.7**	**12.2**	**(0.4)**	**10.9**	**(19.0)**
Value creation	**2.6**	**(5.5)**	**0.6**	**7.6**	**(0.2)**	**12.8**	**3.8**	**0.3**	**9.8**	**(1.1)**	**(10.1)**	**(9.3)**	**0.4**	**(2.2)**	**0.9**
Recurring managerial ROE	**14.5%**	**5.0%**	**61.4%**	**27.1%**	**23.7%**	**23.7%**	**18.4%**	**28.5%**	**35.7%**	**6.2%**	**-9.2 p.p.**	**-13.4 p.p.**	**32.9 p.p.**	**-8.7 p.p.**	**17.5 p.p.**

(1) Resultado de Seguros inclui as Receitas de Seguros, Previdência e Capitalização, antes das Despesas com Sinistros e Comercialização.(2) Inclui Despesas Tributárias (ISS, PIS, COFINS e outras), Despesa de Comercialização de Seguros e Participações Minoritárias nas Subsidiárias.

24

Itaú

Itaú Unibanco Holding S.A.

4Q20 Earnings review

Candido Bracher
Current CEO and new Board Member

Milton Maluhy Filho
Current CFO and CRO and new Chief Executive Officer

Alexsandro Broedel
New Chief Financial Officer (CFO)

Renato Lulia Jacob
Group Head of Investor Relations and Marketing Intelligence

São Paulo, February 2nd, 2021

Attachment 03

Itaú Unibanco Holding S.A. 4Q20 Institutional Presentation SaoPaulo, February 2nd, 2021

4Q20
Itaú

This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management's good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding's operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding's quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding's most recent Annual Report on Form 20F.

Agenda Corporate 04 profile 14 Strategic Our agenda businesses 32 55 Corporate go ernance Capital and 64 risk management 78 Financial highlights Additional 93 information

Corporate profile 4

About Corporate profile us? Uni ersal bank | 96 years of history | largest bank in Latin America¹ 3 3 Recurring Recurring Managerial Market alue³ Total assets Credit portfolio Tier I Capital 3 Managerial ROE4 Result4 US$59.8 bn R$2,112.6 bn R$869.5 bn 13.2% 16.1% R$5.4 bn We are present in 18 countries Brazil’s most aluable ² brand RestoftheWorld R$37.4 billion German 1 Approximately Bahamas 1 3 Cayman 1 2 3 56 million 5 LatinAmerica Spain 1 Retail clients United States 1 2 3 France 1 Argentina 467k Portugal 1 direct shareholders Brazil United Kingdom 1 2 Chile Switzerland 3 4.3 k Reino Unido Colombia Suíça branches and PABs Mexico 1 97 k Panama Paraguay employees Peru 1 Key 46 k Uruguay Multiple Bank ATMs Other operations 1 Corporate & In estment Banking 2 Asset Management 3 Pri ate Banking (1) Largest bank in market alue; (2) 2020 Interbrand Ranking ; (3) December 2020(4) In 4Q20. (5) October2020. 5

Corporate What profile do we do? Full offering of products and ser ices | di ersified client base | solid brand A complete Credit Ser ices Insurance The Retail Bank physical and digital $ Personal Current Life includes retail clients, high-income clients bank Cards Cards and acquiring Homeowners insurance and ery small and small businesses, in $ Working capital Consórcio Auto addition to products and ser ices for non- $ Real estate Brokerage Dental account holders. $ Micro credit Pension plans Card protection The Wholesale Bank is $ ehicles $ Premium Bonds Tra el responsible for high net worth clients (pri ate $ Rural Payment means Healthcare banking), the units in Latin $ America, banking for Payroll loans $ Capital markets Smartphone protection middle market and large companies and Open platform Imports/Exports In estments Guarantee insurance corporations through Itaú In estment and insurance Other products Other products Other products BBA, the unit responsible products sold on open for corporate clients and platforms. for its role as an in estment Main brands and commercial partners bank. 6

Corporate profile

How have we evolved?

Adaptable culture | innovation | transparency in business

We have witnessed important changes around the world...

- 1929 – NY Stock Exchange crisis
- 1945 – World War II ends
- 1983 – First overseas branch of Itaú
- 1985 – First version of Windows appears
- 1990 – First Internet providers
- 2006 – Itaú on the NY Stock Exchange
- 2016 – Britain decides to leave the European Union (Brexit)
- 2020 – World Health Organization declares coronavirus pandemic

First steps
Casa Moreira Salles opens in 1924, and Banco Central de Crédito in 1943.

Paths to growth
Marked by mergers, acquisitions and business alliances that enabled the growth and consolidation of both institutions.

An historic merger
In 2008, Itaú and Unibanco united to create Brazil's largest private bank.

Focus on Latin America
Our international presence has evolved year after year. Today, Itaú is present in 18 countries.

A bank with a purpose
We believe that people have the power to transform the world, and that the bank can promote this transformation.

... and in Brazil

- 1930 – First in-branch calculators
- 1950 – First checks with client's name
- 1960 – First debit and credit cards
- 1980 – Banking automation begins
- 1984 – First ATMs
- 2002 – Mobile Banking in Brazil
- 2014 – Fintechs start to gain strength
- 2020 – Central Bank launches PIX

7

Corporate profile

What are we seeking?

To change leagues and compare ourselves with the world's best companies in client satisfaction

Our
Purpose

Our culture
Our Way

Strategic agenda

Commitments to a
Positive impact


Changing leagues
Promoting people's power of transformation
Simple. Always
People mean everything to us
Ethics are non-negotiable
It's only good for us if it's good for the client
Passionate about performance
The best argument is the one that matters
We think and act like owners
Client centricity
Our ambition is to be one of the world's best companies in client satisfaction.
Digital Transformation
We must have the best products, in less time and higher flexibility.
People
Our business is providing services and that is why people is a vital issue. We invest to provide a more open and diverse environment.
Efficiency
Price is of paramount importance customer satisfaction. We can only have competitive prices if we are efficient.
Responsible investment
Financing for sectors with a positive impact
Inclusion and entrepreneurship
Financial citizenship
Transparency in communication
Ethics in relationships and business
Inclusive management
Responsible management
Private social investment

8

Corporate profile

A responsible bank | Commitments to positive impact

- Commitment that guides how we will be accountable
- Commitments that create positive impact through business
- Commitments that are the basis of our conduct and way of acting

Itaú Impacto Positivo

Transparency in the communication
(SDG 12 and 16)
To strengthen our transparency, demonstrating the value created for our stakeholders.

Financing for sectors with a positive impact
(SDG 1, 8 and 10)
To increase our financing and services in those sectors.

Inclusion and entrepreneurship
(SDG 7, 8, 9, 11, 12 and 13)
To increase financial inclusion for entrepreneurs.

Responsible investment
(It may address the majority of SDG)
To expand our offering and distribution of products and services for a more responsible and positive impact economy.

Financial citizenship
(SDG 5)
To promote client satisfaction, as well as their financial lives.

Responsible management
(SDG 7, 10, 12 and 13)
To improve our operations performance and foster sustainable practices across our supply chain.

Ethics in relationships and business
(SDG 10)
Ethics are non-negotiable. To promote the creation of an intimate and ethical financial ecosystem.

Inclusive management
(SDG 5, 8 and 10)
To enhance our employees' experience and to foster diversity, inclusion and health.

Private social investment
(SDG to be defined)
To promote access and increase rights, improve the quality of life in cities and strengthen the power of transformation of people through private social investment.

Each commitment to positive impact is sponsored by a senior executive from the bank's institutional and commercial areas.

- SDG 1 – No poverty
- SDG 4 – Quality education
- SDG 5 – Gender equality
- SDG 7 – Affordable and clean energy
- SDG 8 – Decent work and economic growth
- SDG 9 – Industry, innovation and infrastructure
- SDG 10 – Reduced inequalities
- SDG 11 – Sustainable cities and communities
- SDG 12 – Responsible consumption and production
- SDG 13 – Climate action
- SDG 16 – Peace, justice and strong institutions

9

ACorporate profile responsible bank | Timeline ESG ESG aspects ha e been integrated into our management for o er two decades 1999 2000 2004 2005 2008 2009 En ironmental and 1 social risk analysis 2010 2021 2020 2019 2017 2015 2013 Commitments to Positi e Impact (1) BrazilianCorporate SustainabilityIndex 10

Corporate profile

A responsible bank | ESG: highlights

In 2020, we intensified significantly our initiatives

todos pela saúde

todos pela saúde
donation of more than **R$ 1.2 billion** to combat Covid-19



transparency and ESG reporting
adoption of the **SASB and TCFD** guidelines into our reports


Amazônia

Amazon Plan in partnership with Bradesco and Santander
Among the ten initiatives, **four measures** were prioritized

Stimulating sustainable chains
- **R$100** million to finance agroindustry and cooperatives that deal with sustainable cultures.
- **Blended finance**, credit mechanism for small producers with technical assistance

Land regularization
- Legislative map and recommendation of how the financial system can support **regularization** to stimulate economic activity in the region

Fighting deforestation in the meat production chains
- Frigorific engagement for **traceability commitment**
- Specific **diligence** to the meat producer sector

Promotion of bioeconomy
- **Research funding and investment** in projects that unlock the socioeconomic potential of new chains

Amazon Conference
December, 2020

+ 12,000 participants in the 3 days of the conference

+ 70 specialists, companies and members of the financial market

380 thousand native trees will be planted with donations

11

Corporate profile

A responsible bank | ESG: Sustainable bonds issuance

Itaú

Sustainability Finance Framework: social and environmental criteria for allocation of resources

External consultancy issued second-party opinion

- Renewable energy and energy efficiency
- Sustainable transport
- Sustainable water and waste management
- Pollution prevention and control
- Sustainable management of natural resources and land use
- Green buildings
- Access to essential services
- Inclusive Finance

USD 500 million raised with sustainable bonds in January 2021

First level 2 capital issue of a Latin American bank to finance green and social projects

Positive Impact Commitments_ Status

R$100 billion	R$15 billion	R$11 billion
R$ 47.7 bn[1]	R$12.5 bn[1]	R$9.1 bn[2]
for sectors with positive impact by 2025	for renewable energy generation and services by 2025	for small companies led by women by 2024

(1) From Aug-2019 to Dec-2020. (2) Balance at Dec-20

12

Corporate profile

A responsible bank | Todos pela saúde

todos pela saúde

More than $1 billion has already been allocated to 4 areas of activity.

Next, check out some of the main achievements from April to today.

R$110 million
to inform

~ 175 million people
Campaigns to clarify and raise awareness among the population and guidance on the proper use of protective masks

R$351 million
to protect

330,000 health professionals and 172,000 patients
Benefited by the distribution of more than 50 million protective equipment

+ 25,000 tests per day
Test Centers operations begins on the 31st of July in Rio de Janeiro city and on the 7th of August in the Ceará state

14 million masks
Distributed to the elderly, users of public transport, residents of communities, indigenous people and homeless people

120 million of Personal Protective Equipment
Masks, gloves, glasses, face shields and others.

R$226 million
to prepare

society to resume social activities as normal
Support for epidemiological research and for the treatment of covid-19

Investment in the new vaccine manufacturing plants of Fiocruz and Instituto Butantã

R$408 million
para cuidar

support to 50,000 elderly people
and caregivers in more than 600 institutions

105,000 oximeters
serving all cities in Brazil

44,000 tests
and awareness initiatives for truck drivers

2,500 units of hospital equipment
Implementation of Reception Centers in vulnerable areas

Donation to Manaus
Purchase of oxygen plants worth R$8.5 million to donate to Manaus

R$3.6 million to Fiocruz
Intended for the project Conexão in communities in RJ (includes testing, telemedicine, guidance and donation of PPE) + impact assessment.

13

Strategic agenda 14

Strategic Strategic agenda agenda F ll wing a c llective th ught pr cess, we defined ur strategic agenda in rder t achieve c nsistent and quality results in the years ahead. Cust mer centricity is the central piece supp rted by three fundamental pillars: digital transf rmati n, pe ple and efficiency. Client centricity ur ambiti n is t be ne f the w rld’s best c mpanies in client satisfacti n. Digital Transf rmati n We must have the best pr ducts, in less time and higher flexibility. Pe ple ur business is pr viding services and that is why pe ple is a vital issue. We invest t pr vide a m re pen and diverse envir nment. Efficiency Price is f param unt imp rtance cust mer satisfacti n. We can nly have c mpetitive prices if we are efficient. 15

Strategic agenda
Client Centricity

We want our clients to have the best experience

That is why we are continually and tirelessly striving to improve our client's experience each time they engage with the bank

Universal Bank

56 million clients

- between 18 and over 80 years of age;
- from low-income to the Private segment;
- present throughout Brazil, both in the capital cities and hinterland, and overseas;
- companies: from very small companies, to major corporate conglomerates.

We challenge ourselves daily to serve this very heterogeneous universe.

Satisfied clients create more value

Present Value of R$/client recurring managerial result, 5-year forecast (base 100)


Itaú
Branches
100
5x
468
2x
950

10x The difference between the present value created by a client who advocates for the Itaú Branches segment, against the value generated by one who knocks it

16

Strategic agenda
Client Centricity

Satisfied clients create **higher value**

We want to be the benchmark in satisfaction, transforming our culture so that the client is at the center of everything. Our actions, including digital transformation and the efforts involving people management, are designed for our clients' satisfaction, a key metric for the entire organization.

Itaú Escuta

Active contact to understand our clients' experience.

+430 k
Feedbacks[1]

Papo de Cliente

Lessons learned from client feedbacks to enhance their experience.

+37 k
Meetings[1]

1: Period: Jan-20 to Dec-20

Global NPS


+ 10 points
+ 17 points
+ 27 points
2020 vs 2018
(Dec-20 vs Aug-18)
2021 vs 2018
2023 vs 2018

We want to be compared to the world's best companies in client satisfaction amazon NETFLIX USAA TESLA

Comparable companies

17

Strategic agenda
Client Centricity

Continuous updates for a better experience

APP ITAÚ (INDIVIDUALS)
Android 4.2 | Apple 4.7

APP LIGHT
1st bank offering a leaner smartphone app
Android 4.5

APP REDE
Card receivables control by phone
Android 4.6 | Apple 4.7

APP PERSONNALITÉ
Android 4.1 | Apple 4.7

APP ITAUCARD
Android 3.7 | Apple 4.8

APP ITAÚ EMPRESAS
Android 4.3 | Apple 4.3

Updated in Dec-20

APP ABRE CONTA was replaced by online account opening flow (www.itau.com.br/abrir-conta)

Apple: Unavailable in May-20
Android: Unavailable in Sep-20*

*PWA flow available for Android: the user has to access the new account opening flow through Google Play and has an app experience (without taking up space on the phone).

Our apps are among **the best rated** in app stores

App Store
Play Store

+ 23 MM unique customers using our digital channels in the 4th quarter**

Of which 15.2 MM are individual and corporate account holders

Of these, almost **93% are individual** account holders

New features

66 on the mobile chanel

**Also included App Luiza, Credicard e Hipercard.

18

Strategic agenda
Client Centricity

Identified need: **Investment recommendations**
What is the best way to invest my money?

Solution

Data only Itaú has:

- ✓ Expected results from **28,000** financial products and assets
- ✓ **1,200,000** possible portfolio combinations
- ✓ **10,000** scenarios for market behavior

Testing **12 billion different scenarios** for all client profiles

Optimization in the client context (current portfolio, earnings and new investments)

Customized **expert** evaluation

The most advantageous combination possible for each client, according to their profile and moment in life


Juros pós-fixados
Inflação
Juros prefixados
Multimercado

2.5 minutes to generate a recommendation

+0.80 to 3.00 pp additional annual portfolio profitability based on the recommendation

19

Strategic agenda
Digital Transformation

Itaú

Supply perspective x Demand perspective

Traditional model: supply perspective

New technology trends:
- cloud
- artificial Intelligence and machine learning
- big data and analytics
- APIs
- blockchain

What are they for?
Identifying possible application opportunities

Let's test
Pilots and tests in lateral situations, which do not compromise

We find an application
More investment for updating

Expenditure $$$ | Time ◷◷◷

Modern model: demand perspective

client's real needs +

New technology radar:
- cloud
- artificial Intelligence and machine learning
- big data and analytics
- APIs
- blockchain

Technology applied to solve real problems, enabling measurement of value created

Expenditure $ | Time ◷◷◷

20

Digital Strategic agenda Transf rmati n T achieve digital transf rmati n, we need t change the way we devel p services and pr ducts Bef re Market S luti n research time data cust mizati n devel pment Client Bank Client N w Data time data cust mizati n + research + experimenting Client Bank 21

Strategic agenda

Digital Transformation

+ velocity to extend our digital offer

Cubo is the **most relevant hub** for technological entrepreneurship promotion in **Latin America.**

cubo + Itaú

462 filliated startups

272 members startups

31 different industries

100 projects between the bank and Cubo startups

215,000+ ft²

22 sponsors

13 floors + rooftop







Founders: Itaú, Redpoint eventures

Sponsored business verticals: Logistics & mobility | Retail | Health | Education | Fintech

Partnerships: VLI, brMalls, dasa, cogna, RENAULT, CI&T, Schneider Electric, accenture digital, TIM, aws + outros

Awards since 2015:

- Spark Awards
- IF Design Award
- International Visual Identity Awards
- Financial Innovation Awards 2016
- Startup Awards

22

Strategic agenda
Digital Transformation

Itaú

New work methods lead to superior results

Data base 100

More technology solutions

Greater number of solutions delivered:


2019
2020
+ 80%

Higher productivity

Reduction in the delivery time of technology solutions:


2019
2020
-25%

More availability

Reduction of customers who had problems with significant transactions on the internet and mobile channels:

■ 2019 ■ 2020


-19%

Now
99.5% of our clients
find no problems when using the main transactions on these channels

23

Strategic agenda
Digital Transformation
Itaú

Analytics: "listening to" 360,000 calls every day

In the past

Traditional monitoring



Calls monitored by people.
<0.5% followed up

Capture client's satisfaction **limited** to one sample

Today

Speech analytics

Transcription of 100% of the calls and analysis of the texts


"I would like to increase my limit."
client
attendant

Audio signal · Call content · Client's data

- Measure the satisfaction of 100% of our clients
- Map opportunities
- Capture intentions without having to ask
- Channel efficiency

One of the world's largest voice transcription **operations**

130 MM calls/year

The right service, for the right **client** at the right **moment**

24

Strategic agenda
Digital Transformation[1]

Data: the bank's new capital


Voice data
Transactions
Biometrics
70
petabytes
Interactions in digital channels
Image data
Geolocation
Text data

Data and analytics + **State-of-the-art algorithms** + **Data scientists**

+ Results

+685% of value captured in projects in analytics
Data base: 2017 to Dec-20

(1) Data base Dec-20.

25

Digital Strategic agenda Transf rmati n Techn l gy and digitizati n Highlights 2021e vs. 2018 Digitalizati n (2020 vs. 2019) f C ntinu us 112 % s luti ns devel pment Investment in ffering C mplete digital less Time t Market M re speed techn l gy 28% infrastructure Cl ud 81% 25% applicati ns are 28% faster +apps and systems features in platf rms than ther 2020 2018 Transfers 97% 92% Use Pe ple Payments 85% 76% f digital channels Investments 47% 41% Data 261 7% Credit 25% 19% Scientists gr wth in Dec-20 2020 vs. 2019 2020 vs. 2018 Techn l gy + 3,764 + 1,770 acc unts pened andengineers teams in 2020 Tech 231 % pr fessi nals n-line by the app acc unt pening + 1,994 ZUP team 26

Strategic agenda
People[1]

Approximately
97 thousand Employees[2] in Brazil and overseas

By gender

→ Succession committees including at least one woman being evaluated and another woman carrying out the evaluation.

→ Mother and pregnant well-being policy
Full payment of variable remuneration



Men	Women
41.5%	58.5%

People with disabilities representation



People with disabilities
4.2%

Racial Representativeness

22.7%
Of our employees are black people[3]

→ Support black students training.

→ Support career events focused on black candidates.

→ Development actions for black employees: socio-emotional for interns and mentoring for leadership.

LGBT+

→ We are committed to the "Business and LGBT+ Rights Forum" and the "UN Standards of Conduct for Business".

→ We are part of the OUTStand Financial Market Pride Group (created to discuss inclusion and promote the appreciation of LGBT + professionals in the sector).

By hierarchical level

		Men	Women
0.1%	Officers	86%	14%
15.0%	Managers	48%	52%
38.8%	Administration	50%	50%
38.6%	Operations	30%	70%
0.2%	Trainees	59%	41%
5.4%	Interns	47%	53%
1.8%	Apprentices	31%	69%

By age bracket

5.4%	4.7 k people	> 50 years
51.4%	45.5 k people	30-50 years
43.2%	38.3 k people	up to 30 years

(1) Data base: December 2019 - for information on employees, we included information on Itaú Unibanco companies managed by the Human Resources department only, except for foreign units. (2) Data base: December 2020. (3) October 2020

27

Strategic agenda
People[1]

Employee's experience

Our challenge is to be increasingly attractive to all generations and to engage and develop our talent pool. To do so, we have consistently invested in disseminating our purpose and what we refer to as Our Way – a strong culture rooted in collaboration, meritocracy, ethics and total and unbridled respect for the individual.

An innovative and inspiring environment.

VoU cOmO sOu
Rendering our dress code flexible, respecting our employees and our strategic agenda.

Home-office
We offer more flexible options that encourage employee autonomy.

IU Conecta
A new platform for our employees' day-to-day. A social network with several administrative tools.

New work methods
Collaborative environments, delivery communities and focal space aiming for greater synergy, communication and integration among the teams.

Flexibility
Greater freedom for employees to reconcile their working hours with their personal life.

Is Itaú Unibanco a good place to work?

In our employees' view[3]

89 e-NPS

Advocates (Scores 9-10)	91%
Neutrals (Scores 7-8)	7%
Knockers (Scores 0-6)	2%

Turnover

16.7% turnover rate

Involuntary	Voluntary
12.1%	4.7%

In the market view[2]

(1) Data base 2019. (2) Data base Dec-20. (3) Situational e-NPS average from April to December 2020.

28

Strategic agenda
People[1]

Mental Health

Fique OK (Be Ok) Program

Support provided by psychologists, lawyers, nutritionists, physiotherapists, and financial advisors to employees and their family members.

6,750 persons assisted

Psychosocial services

Psychological and social work care to our employees at assistance centers.

2,246 persons psychologically assisted

2,623 persons assisted with social work

Working hours - Flexible work schedule

It enables employees to take care of their personal issues through a flexible work schedule that allows them to leave earlier or after regular working hours, when required, making up for these over- or underworked hours another day

71,578 eligible employees

Mental Health Week: Quebrando o Tabu–Vamos Falar de Saúde Mental? (Breaking taboo – let's talk about mental health?)

Aimed at disseminating knowledge, break paradigms and reflect on the scope of handling illnesses within the corporate world.

4,000 hits

(1) Data-base 2019.

29

Strategic agenda
People[1]

A bank that recognizes, values and encourages people development.

Incentive Model

The program takes into account the priorities of the year, the results obtained and the manner in which those results are delivered, since although it is important to achieve objectives, our values must underpin all actions.

Evaluation (directors and EDs)

_performance

- Conversation with DG/VP/DE on the **priorities for the year.**
- **Objective indicators** related to priorities as support (priorities, results achieved in the previous year and market data - if applicable).

_reporting

- **Behavioral assessment (360º):** evaluates whether the executive's behavior is consistent with our moment and our work models.
- Results.
- Career Moment.

Evaluation (team)

_performance

- Assessment with up to **3 challenges** (simpler and more agile).
- Evaluation can even be 100% qualitative.

_Y axis e career committee

- **Behavioral assessment** evaluates whether the employee's behavior is consistent with our moment and our work models.
- Career evaluation and development in a collegiate committee (with inputs, Y axis and reporting - if applicable).

Total compensation

Fixed compensation

R$ 18 billion

Recognizes a professional's competence and seniority.


R$ 22 bi

Variable compensation

R$ 4 billion

Recognizes the level of individual performance, the financial result attained by the bank and its sustainability in the short, medium and long terms. Each employee has targets to be achieved, which are linked to the strategy of each area which, in turn, reflects our global strategy.

Investment in personnel[2]

Courses and training

Over than 1,000,000 live and online training sessions.

Hours of training

On average, 13 hours of live and online training per employee.

Scholarships

6.1k scholarships, postgraduate and language courses.

Supplementary pension schemes

72% of the employees have a supplementary plan.

Partners' and Associates' Program

To align the interests of our officers and employees with those of our shareholders, we run a program for partners and associate intended for managers and employees with a differentiated performance.

Further details on page 62

(1) Data base 2020. Obs: Fixed compensations include compensation, social benefits and charges. Variable compensation includes employees' profits sharing and share-based payment. (2) Data base 2019.

30

Strategic agenda

Efficiency

Our challenge is to continually improve the efficiency of our operations by maintaining clients at the center of our decisions, through strategic cost management and investment in technology and new ways of working in order to boost the use of our resources, while efficiently managing the allocation and cost of capital.

Key principles of our Strategic Cost Management

weekly reported to the Executive Committee

- Automation and digitalization
- Optimization of service channels
- Consolidation, reorganization and redesign of operations
- Focus in technology

Continuous Investment in technology

2021e vs. 2018

- ↑ **112%** development of solutions
- ↓ **28%** infrastructure


Non-interest expenses - Brazil
growing at a slower pace than inflation
Non-interest expenses growth year over year
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA)
1.7%
3.1%
2.9%
-3.0%
-1.3%
-0.6%
-1.4%
-7.6%
2017
2018
2019
2020

31

ur business 32

Our business

Who are our clients?

Through our Retail and Wholesale Banking segments we offer a wide range of products and services tailored to each client profile.

Client profile

by segment in Brazil


Individuals
Companies
Private Bank
>R$5 million in total investment
Personnalité
>R$15 thousand or >R$250 thousand in total investments
Uniclass
>R$4 thousand up to R$15 thousand
Retail
up to R$4 thousand
Ultra
> R$4 billion
Large
> R$500 million up to R$4 billion
Middle
> R$30 million up to R$500 million
Very Small and Small Companies
up to R$30 million
RETAIL
WHOLESALE

* The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue.

33

Retail ur business Banking Serving a client base f ver Branches and PABs Main 56 milli n clients Results4Q20 urdistributi nnetw rk c mprises¹ Recurring R$ 1.7 billi n 3,880 BRANCHES AND CSBs² IN BRAZIL Managerial Result 3% 8% 7% 67% 15 % N rtheast S utheast S uth Brick and M rtar Branches N rth Midwest and CSBs² C ns lidated 31 % pr fitsharing Branches Digital (Brazil) Return n all catedcapital³ 14.7% 167 (Dec-20 vs Dec-19) 4,504 196 4,337 Efficiency rati 57.6% 196 M RE THAN 44,000 ATMsin Brazil 4,308 4,141 RetailBanking +11 p ints NPS Dec-20 vs. Aug-18 Dec-19 Dec-20 (1 As f) December 2020. D es n t include branches and CSBs in Latin America and Itaú BBA. (2) Client Service Branches. (3) Recurring Managerial Return n Average All cated Capital. 34

The use f ur digital channels significantly increased ver thelast years. ur digital branches are an imp rtant channel t serve th se clientes wh alm st d n t use brick and m rtar branches Use f digital channels¹ Highlights T tal currentacc unth lders (in milli npe ple) Digital branches 12.5 14.3 Individuals 11.1 196 digital branches Extendedh urs f r ver 2.3 milli nclients Differentiatedservice C mpanies 1.1 1.2 1.2 15 digital branches f r M re than335,000 c mpanies 2 127,000 very small and small c mpanies 3 servedby acc untmanager with Dec-18 Dec-19 Dec-20 m bility, usingsmartph ne, + 3 digital branchest assist 48 th usand C nd miniums and their Administrat rs. n-line acc unt pening tablet and vide c nference 2020 2018 2020 vs. 2018 Credit 25% 19% 231 % by the app acc unts pened % ftransacti ns thr ughdigital channels Investments 47% 41% Payments 85% 76% Transfers 97% 92% (1) C nsiders acc unt h lders (individuals and c mpanies) and digital credit card h lders.(2) Includes Emp3 andEmp2; (3) Includes nlyEmp4. 35

Our business

Wholesale Banking

Only in Brazil, we serve approximately
21,000 corporate and institutional groups

Our sales channels reach institutional clients in 18 countries.

Itaú Private Bank | Itaú Asset Management | Itaú Corretora

Country	Corporate	Institutional Clients	Private Banking
Cayman	●	●	●
Bahamas	●		●
USA	●	●	●
Mexico	●		
Panama	●		
Uruguay	●		
Colombia	●		
Peru	●		
Paraguay	●	●	●
Argentina	●	●	
Chile	●	●	●
England	●	●	
Portugal	●		
Spain	●		
Germany	●		
France	●		
Switzerland			●

Main products and services

Credit solutions
National and foreign currency

Service solutions
- **R$6.9 bn** fixed income distribution
- **US$3.1 bn** equities transactions in Latin America
- **US$8.1 bn** total volume of Merger and Acquisition
- **R$17.7 bn** financing of infrastructure projects in different sectors

Solutions in WMS
- **R$1,442 bn** under local custody
- **R$148 bn** under international custody
- **R$753 bn**[1] under asset management

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – December 2020. Considers Itaú Unibanco and Intrag.

Main Results 4Q20

Recurring Managerial **Result**	**R$2.3** billion
Consolidated profit sharing	42%
Return on allocated capital[1]	15.9 %
Efficiency ratio	47.2 %
Wholesale Banking NPS	**+9 points** Dec-20 vs. Ago-18

Main initiatives made in 2020 Latam: Customer Centrality

- Acceleration of digitization and acquisition of new 100% digital customers
- New business: digital account and payment solutions, e-commerce, brokerage
- Deployment of the NPS System in all countries
- Advancement of the Regional Technological Platform

(1) Recurring Managerial Return on Average Allocated Capital.

36

Our business

Personal Loans and Payroll Loans

Personal loans

Money in the account
The money is immediately credited, including on the weekends.

Purpose
Borrowers can use the loan proceeds for all kinds of purposes.

Payroll loans

Reduced rates
Interest rates are lower than for other types of loans.

Easier repayment
Fixed installments are deducted directly from the payroll of the borrower.

Payment conditions
First installment in up to 90 days.

Evolution of personal loans portfolio

(In R$ billion)


70.5
70.2
69.8
72.7
74.9
81.0
83.1
86.8
89.5
44.6
44.8
44.4
45.4
46.7
49.1
49.4
50.4
55.3
25.8
25.4
25.3
27.3
28.2
31.9
33.7
36.4
34.2
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20

Payroll loans

62% The payroll loans portfolio accounts for 62% of total operations in **personal loans.**

Other personal loans

The portfolio of other personal loans accounts for 38% of total operations in **personal loans.** **38%**

Composition of the payroll loans portfolio

(In R$ billion)


44.6
44.8
44.4
45.4
46.7
49.1
49.4
50.4
55.3
4.4
4.3
4.2
4.9
5.1
5.8
6.5
6.6
6.8
9.2
8.2
7.0
5.9
5.1
4.5
3.9
3.5
3.6
31.0
32.2
32.8
34.6
36.5
38.8
39.0
40.2
44.9
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Public Social Security System (INSS)
Public Sector
Private Sector

Origination channels of payroll loans

(In %)


44.6
44.8
44.4
45.4
46.7
49.1
49.4
50.4
55.3
62%
61%
60%
59%
59%
58%
56%
56%
55%
38%
39%
40%
41%
41%
42%
44%
44%
45%
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Branches
Itaú Consignado S.A.

37

Our business

Mortgage Loans

Client focused

Quick and efficient process with credit analysis in up to one hour for operations of up to R$1 million.

possibility of **digitally** contracting.

specialized consultants providing support throughout the process.

Mortgage loans portfolio

(In R$ billion)


48.6
47.8
48.1
47.6
48.3
49.2
50.3
53.8
60.2
21.6%
20.0%
17.4%
14.9%
13.0%
10.7%
8.6%
9.2%
7.5%
78.4%
80.0%
82.6%
85.1%
87.0%
89.3%
91.4%
90.8%
92.5%
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
+ 19.7 %
vs Dec-19
+ 24.5 %
vs Dec-18
Individuals
Companies

Products and sales channels

(In %)


36%
Branches: high income clients
23%
Regular banches and Uniclass
28%
Real Estate Brokers
13%
Partnerships
0,0%

Environmental and social assessment on mortgage loans

Technical analysis for construction financing


Building site visit gathering of information
Enterprise and region data
Indication of contamination search (LIC)
• Enterprise Environmental and Social Form;
• Building site photos;
• Document analysis;
• Consultation of the Contaminated Areas Register; and
• Consultation of Google Maps.
No Environmental License?
Contamination indicatives?
Environmental and Social Department + Environmental and Social Legal Department + Compliance
• Technical analysis of evidence;
• Analysis of site contamination documentation; and
• Preparation of contractual clauses and conditions for release of funds.
Risks mitigated
Operation approved

38

ur M rtgage business L ans¹ $ L an t Value (In%) 62.1% 63.1% 64.6% Vintage (quarterly average) 57.3% 58.4% 59.7% 54.6% 54.5% 54.7% + 2.5 p.p vsDec-19 41.8% 40.9% 40.2% 39.9% 38.7% 38.7% 38.6% 38.3% M rtgage L an P rtf li 35.7% -2.9 p.p. Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 vsDec-19 Vintage (quarterly average) M rtgage L an P rtf li Average Ticket and Average riginati n Term² ,³ Average value fthe Pr perty 561 554 537 523 538 546 548 535 500 + 7.0 % vsDec-19 322 323 324 325 320 Average l an maturity 312 311 318 322 -1.1 % vs Dec-19 306 305 294 302 315 328 314 313 342 Financing + 8.8 Average % Ticket Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 vsDec-19 Value fthe Pr perty (R$ mn) Average l an maturity (in m nths) Financing Average Ticket (R$ mn) (1) Includes nly Individuals. (2) Average l an maturity f r new c ntracts; (3) Value determined using m nthly credit riginati n average ticket and quarterly average LTV. Pr ducti n s urce: ABECIP. 39 ur business $ Vehicles L an p rtf li by client pr file C ntracting (In R$ billi n) C ntracts - th usand + 27.0% 16.5 th usand sales p ints; 35.7 Sale flightand heavy vehicles: 28.1 29.5 23.2 12.3 18.3 16.4 16.7 17.8 20.2 6.0 9.1 10.1 81% f c ntracts aremadein st res and dealers; 2.9 2.3 2.6 3.2 4.3 23.3 17.2 19.0 19.5 90%t individuals; 15.4 14.1 14.1 14.7 15.9 R$39.0 th usand Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 29%made in Digital Channels; Average Ticket (individual) Individuals C mpanies 82% f financing aremadeupt 48 m nths. 60.4% L an-t -value(individual) Credit riginati n by client pr file¹ 90-day NPL Rati ( Individuals – Vehicles) (In R$ billi n) (Base 100) + 27.7% 100 7.6 6.0 2.8 3.6 4.5 4.8 2.6 2.3 3.2 1.9 2.5 3.2 54 49 1.6 43 0.5 0.8 1.0 1.1 38 0.4 4.8 35 2.5 2.6 2.9 3.0 3.5 31 2.3 1.8 2.1 4Q16 2Q17 4Q17 2Q18 4Q18 2Q19 4Q19 2Q20 4Q20 Individuals C mpanies 2012 2015 2016 2017 2018 2019 2020 40 1) Includes Finame in C mpanies 40

Our business
Vehicles

Main products and services

E-commerce solution (1)
Integrated payment and financial services solution for car e-commerce.

iCarros (2)
Vehicle Marketplace with technological solutions, that brings buyers and sellers together.

Credline 2.0 (3)
New proposal origination platform, with simple and renewed digital experience.

Floor Plan (4)
Credit lines for partner dealers.

Lead Manager (5)
Car dealer platform which allows lead management in a single place.

Knowledge Garage (6)
Distance learning platform aimed at training professionals in the sector



(7) **Insurances**
Protection to the car and tranquility in financing.

(8) **ConectCar**
Payment of tolls and parking without queuing.

(9) **Eletronic signature**
Digital and simple experience for the customer and the dealer.

(10) **Digital Contracting**
Integrated to iCarros and other digital environments, like dealers' websites and others e-commerces.

(11) **Digital Assistant**
Online credit analysis and approval platform, without additional cost for the dealer.

(12) **Facial Recognition**
Simple and safe contracting process.

iCarros Portal

- 18.6M access/month
- 87% mobile

Evolution of financing proposals on the iCarros platform: (Base 100)


100
109
122
4Q18
4Q19
4Q20

Main commercial partnerships

41

Our business
Credit Card
Itaú

Our credit card options serve current account holders and non-current account holders

We are leaders in the credit card segment in Brazil, totaling around 33.3 million credit cards and 30.0 million debit cards (both in number of accounts).

Main brands

Itaucard · Hipercard · Credicard

Commercial partnerships

Main partnerships with retailers and merchants.

magazineluiza · Grupo BIG · Grupo Pão de Açúcar
marisa · LATAM PASS · Azul
viavarejo · NETSHOES · Ipiranga


itaucard
1234 5678 1234 5678

Digital portfolios

Increased comfort and convenience to our clients.

Samsung Pay · Apple Pay · G Pay · PayPal

Convenience to clients

Financial services through credit cards.

- Personal **credit**
- Payment of bills in **installments**
- Debt **renegotiation**
- **Consumer credit**

Itaucard App

Benefits to our clients

Digital billing statements: Paperless. More environmentally friendly.

Timeline: To follow up consumption.

Loyalty program: Points and reward program.

Virtual card: Added security for online purchases.

Virtual cards generated (2019 = Base 100)

2020	249
2019	100

2.5x

42

Our business

Credit Card

13.2%[1] of total sales are carried out using digital channels

46.1%[2] in 3Q20
+8.0 pp vs 3Q19
of household consumption are card expenses

Transaction Volume



150,490
37,740
112,751
4Q19
129,502
33,706
95,796
3Q20
155,364
42,384
112,980
4Q20
Total
Debit
Credit

4Q20

R$155.4 billions
+20.0% (vs. 3Q20)
+3.2% (vs. 4Q19)

Credit
+17.9% (vs. 3Q20)
+0.2% (vs. 4Q19)

Debit
+25.8% (vs. 3Q20)
+12.3% (vs. 4Q19)

Composition of credit balance



SFN³
whithout
Itaú
76.4%
7.7%
15.9%
Itaú
86.4%
6.9%
6.6%
Transactor
Installment with Interest
Revolving Credit + Overdue Loans

32.4%
Market Share
We are leaders in the Brazilian credit card Market
Data base: Sep-20

+2 points
Customer satisfaction
Global NPS - Business
Dec-20 vs. Aug-18

(1) Considers only credit cards issued to current account holders of Branches, Uniclass e Personnalité. (2) Considers credit, debit cards and pre-paid. (3) Brazilian Financial System.
Note: Data base refers to Dec-20 except household comsuption.

43

Our business

Acquiring services

Our **brands**

rede

More than de
25 card brands
accepted by Rede machines


Transaction Volume
141,862
51,362
90,499
4Q19
130,959
51,929
79,030
3Q20
154,475
62,029
92,447
4Q20
Total
Debit
Credit

4Q20

R$154.5 billions
- +18.0% (vs. 3Q20)
- +8.9% (vs. 4Q19)

credit
- +17.0% (vs. 3Q20)
- +2.2% (vs. 4Q19)

debit
- +19.5% (vs. 3Q20)
- +20.8% (vs. 4Q19)

Acquiring service revenues
(R$ million)


1,252
1,106
964
932
908
737
528
642
728
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20

822 thousand Clients

1.3 mn POS number

+38 points Customer satisfaction
Global NPS - Business
Dec-20 vs. Aug-18

Note: Data base refers to Dec-20.

44

Our business

Insurance

We offer a wide range of insurance products related to life, personal accidents, vehicles and property, credit and travel. Our insurance core activities, which include our 30% equity stake in Porto Seguro, consist of mass-market insurance products related to life and property, and credit.

Ranking[1,2]

	jan-nov/20	jan-nov/19	Model
Total Insurance[3]	4th	4th	
Recurring Insurance Activities[4]	5th	5th	
Life & Personal Accidents	2nd	2nd	*Bancassurance*
Credit Insurance	6th	6th	*Bancassurance*
Pension Plan	3rd	3rd	*Bancassurance*
Premium Bonds	5th	4th	*Bancassurance*
Porto Seguro	3rd	3rd	
Vehicles[5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Home Insurance[5]	Leader: Porto Seguro	Leader: Porto Seguro	*Broker*
Other Insurance Activities[6]	5th	6th	
Large Risks[7]	we do not offer this product.		
Health Insurance	we do not offer this product.		

Combined Ratio – Recurring Activities Insurance


49.3%
49.1%
47.4%
53.2%
58.1%
54.8%
55.2%
52.4%
59.4%
63.9%
4Q19
1Q20
2Q20
3Q20
4Q20
Combined Ratio
Extended Combined Ratio

Potential growth in the sector[8]

Revenue from insurance operations/GDP (%)

Chile: 4.7
USA: 11.3
South Korea: 10.5


2.9
2.9
3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
3.8
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

(1) Source SUSEP, date: Nov-20, includes our 30% equity stake in Porto Seguro. Doesn´t consider Health insurance. VGBL is considered in Pension Plans; (2) Insurance = Earned Premiums; Pension Plans = Provision for Benefits to be Granted and Premium Bonds = net revenues (3) Recurring insurance activities and other activities; (4) Recurring insurance activities include: Personal Insurance (Life, Personal Accidents, Unemployment, Funeral Allowance, Serious Diseases, Random Events, Credit Life), Housing, Homeowners, Multiple Peril and Travel; (5) Considers only Porto Seguro numbers; (6) Other activities include: Extended Warranty, Large Risks, DPVAT and IRB; (7) The sale of this portfolio has been concluded on October 31, 2014. (8) Sector growth potential figures for Chile, USA and South Korea refer to 2018.

45

Our business

Insurance | Open Platform

Benefits

Multi-channel distribution
Focused on commissions and fees

Specialized sales force

Easy **access** and **convenience** to clients

Excellence in post-sales

Sales Force

Internal
- Insurance consultants
- Insurance Shop
- Manager
- Cashier
- Internet Banking/Mobile
- ATM

External
- Call Center
- NAC/Partners
- Corban

Insurance store



Multi-channel Broker

Itaú Seguros, Porto Seguro
+
MetLife, Icatu, Prudential, Chubb, Tokio Marine Seguradora, amil, SulAmérica, Fairfax Brasil, Pottencial, Porto Faz, tempo, AXA, NotreDame Intermédica

Multi-channel Broker Platform

Retention | Post-Sales | Analytics
Marketing | Client service | Satisfaction

Relationship with clients

Products Offered

- Auto and Fleet Insurance
- Life (Individual and Group)
- Health (Group)
- Whole Life
- Credit Life
- Dental (Individuals and Group)
- Card Protection
- Premium Bonds
- Homeowners
- Travel
- Cellphone Insurance
- Mortgage
- Corporate lines
- Guarantee Insurance
- Crop Insurance
- Prepaid health card
- Auto, Moto, Home and Pet Assistance

46

Our business

Pension plan

Open platform

Funds carefully selected always keeping the client in mind

Reasons to invest:

1. Retirement
2. Future expenses
3. Children education
4. Tax planning
5. Financial return
6. Enable easy changing of plan
7. Succession planning

Concept 1,3,6,9: How much does the client have to save to enjoy a peaceful retirement?

Years of salary accumulated	Age
1	35
3	45
6	55
9	65

Technical Provisions

R$ Billion


199.9
204.4
208.4
213.2
207.3
211.3
211.4
216.2
151.6
154.8
158.1
161.4
156.5
159.2
158.6
161.0
41.7
42.8
43.5
44.9
43.8
45.0
45.0
46.7
6.6
6.8
6.8
6.9
7.0
7.2
7.7
8.4
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
Traditional ▲ + 21.6% (vs. 4Q19)
PGBL ▲ + 4.1% (vs. 4Q19)
VGBL ▼ - 0.2% (vs. 4Q19)

47

Our business

Services | Investments

Main products

Funds | Fixed income | Pension Plan | Equities | Real Estate Funds | Treasury Direct | COE | Savings

Investment Open Platform
Third-party products offered

Funds	Fixed income[2]
Fixed Income	CDB
Multimarket	LCA
Equity	LCI
Pension Plan	

Zero-fee products:

- **Variable Income**: Zero custody fee for shares of Itaú Corretora and the stock exchange
- **Pension Plan**: Zero initial and final contribution fees
- **Fixed Income**: Zero custody fee for third party FI via Itaú Corretora
- **Real Estate Fund**: Zero brokerage and custody fee on digital channels
- **Treasury Direct**: Zero custody fee - Itaú Corretora

Itaú Asset Management

The largest private asset manager in Brazil in figures:

R$753 billion[1]
assets under management

+ 60 years
in investment management

11 times
best fund manager by "Exame" magazine

Responsible investments
We incorporate ESG issues into our investment process.

PRI

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) - December - 2020. Considers Itaú Unibanco and Intrag. (2) CDB - Time Desposits, LCA - Rural Credit Bills, LCI - Real Estate Credit Bills

48

Our business

Services | Wholesale Banking

Middle

Itaú Empresas

Annual revenues from **R$30 mn to R$500 mn**
"Focused on clients with the best ratings, with 95% of the credits being rated B3 or better, and with operations in diversified services, such as Cash Management, Foreign Exchange, Investment Banking and Funding."

Corporate Banking

Itaú BBA

Annual revenues over **R$500 mn**
"We offer a broad portfolio of banking products and services, ranging from" cash management "to structured transactions and deals in the Capital Market.
We serve around 3,250 large business groups (includes Agrobusiness) in addition to serving more than 197 financial institutions."

Agrobusiness

Itaú BBA

Large and Regional (medium size + producers)
"We serve more than 1,400 customers in the integrated agribusiness chain, from plants to rural producers, with an emphasis on Targeted products and Foreign Currency, in a portfolio of more than R$30 billion."

LatAm

Itaú BBA

Presence in all banking segments in **Latin America.**

Markets, Products & Planning

Itaú

Treasury operations for the conglomerate.

Investment Banking

Itaú BBA

Leadership position and client recognition

Fixed income
In 2020, We took part in local operations with debentures, promissory notes and securitization, which totaled R$6,936 million, taking the first place in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking.

Equities
In 2020, we undertook 39 offerings in South America, which totaled US$3,060 million, taking the first place in the Dealogic ranking.

Mergers and Acquisitions
In 2020, we provided financial advisory on 47 transactions in South America, totaling US$8,139 million and maintaining the leadership position in the Dealogic ranking.

Project Finance
In 2020, we served as advisor and/or creditor of approximately R$17.7 billion in financing to 60 different infrastructure projects in different sectors.

Ranking	2020	2019	2018
M&A[1]	1st	1st	2nd
Local ECM[1]	1st	1st	1st
Local DCM[2]	1st	1st	1st
International DCM[1]	2nd	3rd	3rd
Derivatives Total[3]	1st	1st	1st

(1) Source Dealogic; (2) Source ANBIMA – Brazilian Financial and Capital Markets Association. Information from Dec-20; (3) Source: Cetip. Information from Dec-20.

49

Our business

Services | Coordinating ESG Issuances for our clients[1]

Itaú

Issues of ESG bonds coordinated by Itaú Unibanco

Outstanding operation in 2020

Foreign market

In 2020, Itaú BBA coordinated 5 out of 7 ESG emissions of Brazilian companies in the foreign market

›

US$ 500 million
First issue of certified green bonds to the logistics sector. Funds used for investments in initiatives aimed at reducing greenhouse gas emissions and improving the company's energy efficiency

›

Since 2016[2]
Approximately US$ 4,500 million in ESG bonds issued coordinated by Itaú BBA in the foreign market

Local market

In 2020, Itaú BBA operated on 45% of ESG emissions of Brazilian companies in the domestic capital market

›

R$ 1 billion
First issue of debentures with remuneration linked to compliance with sustainability goals ("ESG-Linked")

›

Since 2016[2]
Over R$ 10 billion in ESG bonds issued coordinated by Itaú BBA in the domestic capital market

(1) Data base: Nov-20 (2) Data base: 2016 to Jan-21.

50

Our business

Services | Wholesale Banking

ItaúPrivateBank
ItaúAsset Management

WMS

Large range of customized **wealth management** and **investments solutions**

Securities Services

Local Custody: we ended December with R$1,412.1 billion under custody (-3.7% from the volume under custody in the same period of 2019).

International Custody: we ended December with R$147.5 billion under custody (-17.2% from the volume under custody in the same period of 2019).

Corporate Solutions: we are leaders in the bookkeeping of shares, providing services to 204 companies listed on B3, representing 59.1% of the total market, and in the bookkeeping of debentures, we work as a bookkeeper for 338 (27.5%) issuances.

Private Banking

A full global wealth management platform,with leadership position in Brazil.
We have been recognized by the world's top international Private Banking market publications:

Private Banker International
Outstanding Global Private Bank - Latin America, 2020

The Banker
Best Private Bank in Brazil, 2020

R$ billion

Evolution of Assets Under Administration[1]

Investment product management for the conglomerate and a full range of investment options to Retail Banking.


801
883
946
1,025
1,107
1,176
1,363
1,299
1,387
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20

(1) Includes only Brazil (ex-Latam).

51

Services urbusiness | Wh lesale Banking Asset Management Kinea It is an independent platf rm f management f differentiated investments. With R$56,3 billi n in assets as f December 2020,it perates in the segments f Multi-Markets, Real Estate, Pensi n Plan and Private Equity, St ck and Infrastructure. Asset Management In December 2020, we reached R$752,7¹ billi n in assets under management. ver 60 yearsin investment management and11 times bestfund manager by “Exame” magazine. Itaú Asset Management (IAM) integrates ESG issuesin the investment pr cess: Timeline fIAM resp nsible investment practices White paper n resp nsible investment in the Pr prietary m delt White paper nthe days f C VID-19 and launch f the funds: Signat ry t Launching fAMEC White paper n inc rp rate ESG issues inc rp rati n fESG -Itaú M ment ESG Acti ns; Stewardship C de/ resp nsible investment int the analysis f int the analysis f -Esg Internati nal P rtf li ; Latin America thr ugh theSDGslenses 2008 funding 2010 fixed inc me c rp rate 2014 securities 2016 2018 -Itaú Index ESG Water; -Itaú Index ESG Clean Energy. 2020 2009 2013 2015 2017 2019 ESG issues White paper nthe Internal studyab ut Carb n f tprint Inc rp rati n fESG issues inc rp rated int inc rp rati n fESG ESG issuesand calculat r f r funds int the analysis fm re thePr xy V ting issuesint the analysis s vereign b nds than95% fassetsunder p licy f funding management (AuM) fIAM (1) S urce: ANBIMA (Brazilian Financial and Capital Markets Ass ciati n) –December 2020. C nsiders Itaú Unibanc and Intrag. 52

Our business

Services | ESG at Itaú Asset Management

Itaú Asset Management (IAM)

As asset managers, we are responsible for understanding the risks and opportunities involved in the business.

Integrating ESG issues into business valuation



Environmental dimensions
Water, energy and materials
Biodiversity and land use
Waste, effluents emissions
Climate change
Company
Social dimensions
Relationship with employees
Relationship with suppliers
Relationship with communities
Relationship with clients
Governance dimensions
Board independence and quality
Corporate Governance

99.6% of Assets under Management covered by ESG criteria

ESG product offering

"Momento ESG" Fund
Equity with active management

ETF ISUS11
Equity that replicates the ISE-B3 portfolio.

ETF GOVE11
Equity that replicates the "Índice de Governança Corporativa Trade - B3" portfolio

Lauched Dec-20 ESG product offering

Itaú Index ESG Água
Variable income fund - water business related.

Itaú Index ESG Energia Limpa
Variable income fund - renewable sources energy related.

Carteira ESG Internacional
Itaú Asset's international assets - ESG investment trends

53

Our business

XP Inc shareholding

Itaú

May 2017	We announced our **intention** to acquire control of XP Inc. in stages
Aug 2018	We communicated our **commitment** to BACEN to no longer acquire control
Nov 2020	We announced the intention to spin off our part of the business in a company **("XPart")**
Dec 2020	We sold **4.5%** of the capital of XP Inc.
Jan 2021	**Extraordinary General Meeting (EGM)**
In 2022	We will acquire[1] **11.38%** of the capital of XP Inc.

On January 31st, the EGM approved the spin off of Itaú Unibanco`s participation[2] in the capital of XP Inc. into "XPart", company to be constituted after the controllers obtain a favorable opinion from the regulatory authority.

After the favorable opinion of the regulatory authority, there is up to 120 days[3] for listing shares on B3 and for the distribution of new shares of XPart. The cut-off date ("ex") and procedures will be given in due course.

Until the cut-off date (close to the listing date)
the shares issued by Itaú Unibanco will continue to be traded with the entitlement to receive shares issued by XPart.

Once the new company is listed,
the shareholders will receive an equity holding in XPart, in the same amount, type and proportion as the shares they hold in Itaú Unibanco.

The shareholders will continue to retain their current equity holding in Itaú Unibanco and will also become shareholders of XPart.

The percentage of XP's capital that will held by XPart
represented 40.52% at 12.31.2020, due to the capitalization of XP in December.

(1) After approval by BACEN; (2) Equivalent to 41.05% of the capital of XP Inc on the base date of September 30, 2020; (3) According to the Brazilian Corporation Law

54

C rp rate g vernance

Corporate governance

History of our Governance

We believe that a sound and meritocracy-based governance, guided towards long-term value creation, adds value to our business, facilitates access to capital and contributes to business continuity.


1995
Stock Option Plan
1999
Inclusion in the Dow Jones Sustainability Index
2001
Level I of Corporate Governance of B3
Election of Independent Board Members
2004
Audit Committee
Creation of Dividend reinvestment program
2006
Certification under section 404 of Sarbanes-Oxley Act
Internal Regulation of the Board of Directors
2007
Voluntary adherence to Abrasca's Manual for Material Information Control and Disclosure
2017
Policy for Nomination of Executives: minimum 30% of independent members in C.A.
Inclusion in the Bloomberg Equality Index
Itaú
2000
Corporate Code of Ethics
Independent Fiscal Council
2002
Disclosure and Trading Committee
Level II ADR Program
Tag Along
1996
APIMECs meetings and Roadshows
2005
Nominating and Compensation Committee
Inclusion in the Corporate Sustainability Index
2008
Corporate Governance Policy
2008
Itaú
Merger
2013
Related Party Committee
2015
Inclusion in the Sustainability Vigeo EIRIS Index – Emerging 70
New Management Structure of Itaú Unibanco Holding
2005
Trading Committee and Policy
Inclusion in the Corporate Sustainability Index
1999
APIMECs meetings
Inclusion in the Dow Jones Sustainability Index
2002
Disclosure Committee and Policy
2007
Certification under section 404 of Sarbanes-Oxley Act
UNIBANCO
2003
Election of Independent Members
1997
Level II ADR
2001
Stock Option Plan
Level I of Corporate Governance of B3
2010
Partners and Associates Program
2012
Digital Assembly
2009
Strategy Committee
Risk and Capital Management Committee
Nomination and Corporate Governance Committee
Personnel Committee
2011
Voluntary adherence to the Abrasca's Code of Self-regulation and Best practices of Publicly-Held Companies
Remuneration Committee

Highlights

2018

- XP Investimentos (XP)

CADE's approval of the acquisition of a minority interest, reaffirming the independence of management – Itaú Unibanco acquired 49.9% of the capital, with 30.1% of the common shares.

- 21 years on the NYSE.
- 50% stock split

with a 50% increase in dividends paid monthly.

- Encouraging diversity and new Vou Como Sou dress code.
- General Data Protection Law as a Priority for Itaú Unibanco.
- 10 years of merger between Itau and Unibanco.
- The Bylaws

Inclusion in the bylaws of the obligation that the majority of the members of the Board of Directors must be non-executive members and at least one third must be independent members.

2019

- The creation of the Social Responsibility Committee

Approved on January 31, 2019.

2020

- Disclosure of the Management Members' Compensation Policy.

56

Corporate governance

Our governance structure


ITAÚSA
Free Float
ON 36.73%
PN 81.87%
66.36%
Egydio de Souza Aranha family
ON 63.27%
PN 18.13%
33.64%
Moreira Salles family
100%
Family control, with long-term vision
Cia. E. Johnston de Participações
ON 50.00%
PN 0%
33.47%
ITAÚSA
66.5%
Itaú Unibanco participações (IUPAR)
Itaú
Free Float*
Highly diversified shareholder base
ON 39.21%
PN 0.004%
19.91%
ON 51.71%
PN 0%
26.26%
ON 7.76%
PN 99.62%
52.96%
Itaú
Itaú Unibanco Holding S.A.
Non-voting shares (PN)
4.8 billion of shares
73%
Traded on B3
49% Brazilians
51% Foreigners
27%
Traded on NYSE

Note: ON = Common Shares; PN = Non-voting Shares; (*) Excluding shares held by majority owners and treasury shares.

57

Corporate governance

Pillars of our Governance

decisions made on a collective basis

management aligned with meritocracy-based culture

Focus on performance and value creation

IUPAR

Family control ensuring long-term strategic vision

- Alignment among shareholders
- Defines group's vision, mission and values
- Assesses significant mergers and acquisitions
- Nominates executives to the Board of Directors
- Evaluation of performance and admission of family members
- Discusses and approves long-term strategies

Itaú Unibanco Holding S.A.

Shareholders' General Meeting

Fiscal Council

Focus on decision-making, resolving upon high impact topics for the company's destiny

Board of Directors

Committees

Responsible for value creation by means of strategic definition

Executive Committee

Professional management with the implementation of strategy and day-to-day management

Disclosure and Trading Committee

58

Corporate governance

Board of Directors

Our Board of Directors consists of professionals with exceptional knowledge and expertise in different areas of expertise, some of the key differentials of our management.

Main duties

- Defining and monitoring the strategy;
- Assessing mergers and acquisitions;
- Monitoring the Executive Committee performance;
- Appointing officers (meritocracy);
- Approving the budget;
- Defining and supervising risk appetite and policies for capital use;
- Defining and monitoring incentive and compensation models and establishing goals;
- Supervising the technology strategy;
- Defining meritocracy policies;
- Supervising the business operation.

The evaluation process of the Board of Directors is carried out by a third-party. Each director evaluates themselves, the other directors and of the organ as a collegiate.

2 Co-chairmen

Pedro Moreira Salles 2 4 6 7 8
Roberto Egydio Setubal 5 6 8

1 Vice-president

Ricardo Villela Marino 6

9 Members, being 6 Independent members

Alfredo Egydio Setubal 2 4 7
Ana Lúcia de Mattos Barretto Villela 2 4 7
João Moreira Salles 6
Fábio Colleti Barbosa 2 3 4 6 7
Gustavo Jorge Laboissière Loyola 1 3 8
José Galló 2
Marco Ambrogio Crespi Bonomi 4 5
Pedro Luiz Bodin de Moraes 3 5 8
Frederico Trajano Inácio Rodrigues

Board of Directors Committees

1. Audit Committee
2. Personnel Committee
3. Related Parties Committee
4. Nomination and Corporate Governance Committee
5. Risk and Capital Management
6. Strategy Committee
7. Social Responsibility Committee
8. Compensation Committee

59

Corporate governance

Board of Directors Committees

Our committees report directly to the Board of Directors.

8 committees

The Board of Directors is responsible for electing the members of the committees for one-year terms of office.

They must have proven knowledge in the respective areas of work and technical qualification compatible with their duties.

since 2004
Audit
100% of the members are independent
60 meetings in the year

Ensures the integrity of the financial statements; complies with legal and regulatory requirements; and ensures the efficiency of internal controls and risk management since 2011
Compensation
100% of the members are non-executive
5 meetings in the year

Promotes discussions on incentive and compensation models; develops compensation policies for management members and employees; and establishes goals since 2009
Personnel
100% of the members are non-executive
4 meetings in the year

Establishes policies for attracting and retaining talented professionals; proposes guidelines for recruiting and training employees; and presents long-term incentive programs and monitors the culture of meritocracy since 2009
Strategy
100% of the members are non-executive
5 meetings in the year

Proposes budgetary guidelines; provides inputs for decision-making processes; recommends strategic guidelines and opportunities for investments internationalization and new business areas creation since 2019 NEW
Social Responsibility
4 meetings in the year

Defines strategies to strengthen our social responsibility; monitors the performance and defines the allocation process of the Rouanet Law since 2013
Related Parties
100% of the members are independent
12 meetings in the year

Manages transactions between related parties; and ensures equality and transparency for these transactions since 2009
Risk and Capital Management
100% of the members are non-executive
12 meetings in the year

Supports the Board of Directors; establishes the risk appetite; evaluates the cost of capital and the minimum return expected; allocates capital; oversees risk management and control; improves risk culture and complies with regulatory requirements since 2009
Nomination and Corporate Governance
100% of the members are non-executive
3 meetings in the year

Periodically reviews the criteria for nomination and succession; provides methodological support for the assessment of the Board of Directors and Chief Executive Officer; nominates members of the Board of Directors and Senior Vice Presidents (*Diretores Gerais*); and analyzes potential conflicts of interests

Strategic committees

since 2018
LATAM Strategy Council

Assesses the outlooks for the world economy; adopts internationally accepted trends, codes and standards; and provides guidelines for the Board of Directors to analyze opportunities since 2017
Digital Advisory Board

Proposes technological developments; assesses client's experience; and follows world trends



60

Corporate governance

New Executive Committee

Since the beginning of 2021, this group has the mission to lead the bank's operations and transformation, in line with the priority fronts of customer satisfaction, efficiency, digitalization and focus on growth.

even closer to the business areas

simplifying the operation and management model

allowing more autonomy and speed in decision making



Candido Bracher
Former-CEO

>



Milton Maluhy Filho
New CEO

New composition of the executive committee and responsibilities

Business

Alexandre Zancani
Auto loans, mortgage, "consorcio", credit for individuals and recovery, among others

André Sapoznik
Payments, operations, service and marketing

André Rodrigues
Retail banking, digital channels, UX, insurance and SME finance

Carlos Constantini
Wealth Management & Services (WMS)

Flávio Souza - Presidente do Itaú BBA
Commercial bank, CIB, ECM and DCM, research and wholesale credit

TBD
Treasury, asset products and client desks, macroeconomics and operations in South America

Ricardo Guerra
Technology

Support

Alexsandro Broedel - CFO
Finance and investor relations, real estate assets and procurement

Leila Melo
Legal, ombudsman, institutional communication, sustainability and government relations

Matias Granata - CRO
Market, credit and operational risks, capital management, corporate security, compliance and AML

Sérgio Fajerman
People

61

Corporate governance

Partners and Associates Program

Itaú

Aiming at aligning the interests of our officers and employees with those of our shareholders, we maintain a partner and associate' program, focused on management members and employees with outstanding performance.

Long-term incentives

The program offers to participants the opportunity to invest in our non-voting shares (ITUB4), receiving a return also in shares, **sharing short, medium and long-term risks.**

Net variable compensation → ITUB4 → The investment must be retained for:

- 50% 3 year
- 50% 5 years

Partners and associate receive a return on the investment in the program grant year — year 1 — year 2 — year 3 — year 4 — year 5 — year 6 — year 7 — year 8

- year 3: (delivery of 50%)
- year 5: (delivery of the remaining 50%) — 70% associates, 50% partners: Available for sale
- year 8: 30% associates, 50% partners: Available for sale

Shares received will remain unavailable for sale for five and eight-year term as from each investment in shares

Partners

Eight-year term of office
Eligible to successive reappointments
Possibility to invest 50% to 100% of net variable compensation

Associates

Four-year term of office
Eligible to two reappointments (maximum 12-year term)
Possibility to invest 35% to 70% of net variable compensation

The partners program **may also consider other instruments derived from shares**, as opposed to actual shares.

The share price considered at the grant and delivery dates is **calculated on the seventh business day before of each event**, considering the average closing price in the 30 days prior to the calculation.

Any partners and associates shares not yet received will also be **subject to reduction proportional** to a possible reduction in the realized recurring managerial result of the Issuer or of the applicable business area.

62

Corporate governance

Our shares

Our capital stock is comprised of 9.8 billion common shares (ITUB3) and non-voting shares (ITUB4). Non-voting shares are also traded as depositary receipts (ADR - ITUB) on the NYSE (New York Stock Exchange).

Characteristics of our shares

	ITUB3	ITUB4	ITUB
Stock Exchange	[B]³ Brasil Bolsa Balcão	[B]³ Brasil Bolsa Balcão	NYSE
Price[2]	R$27.93	R$31.63	US$6.09
Voting right	✔		
Priority dividends[3]		✔	✔
Additional payout[4]	✔	✔	✔
Tag Along[5]	80%	80%	80%

Appreciation of R$ 100 invested

on the date before the announcement of the merger (10/31/08) to December 31,2020


ITUB4 - with dividend reinvestment
Bank basket with dividend reinvestment¹
IBOVESPA Index
Dollar
CDI
100
560
496
319
293
246
Oct-08
Oct-10
Oct-12
Oct-14
Oct-16
Oct-18
Dec-20

Source: Economatica

(1) Simple average of the three largest Brazilian banks ex Itaú Unibanco; (2) Closing price as of 12/31/2020, adjusted for earnings except dividends. Source: Economatica. (3) The non-voting shares will have the right to the priority minimum annual dividend (R$0.022 per share). (4) Additional payments may be made in dividends or interest on capital. ADR holders will be paid by the Custodian Bank, which will be responsible for paying the holders in an average time 10 days as from the payment in Brazil. (5) Mechanism for protecting minority shareholders in the event of a change in the Company's shareholding control.

63

Capital andrisk management 64

Capital and risk management

Our principles of risk management

The Board of Directors is our main capital management body, responsible for approving our institutional capital management policy and the guidelines involving the institution's level of capitalization.

Capital adequacy

Through our internal capital adequacy assessment process (ICAAP), we evaluate our capital adequacy for addressing risks, represented by our regulatory capital for credit, market and operating risks, and the capital required for covering other risks.

To ensure our solidness and the availability of capital to support the growth or our business, our Referential Equity remains above the minimum levels required by the Central Bank.

We adopt a forward-looking approach when managing our capital, using the following phases:

- identification of the material risks and the evaluation of additional capital
- preparation of the capital plan, in situations of both normality and stress
- internal capital adequacy assessment
- structuring of the capital contingency and recovery plans
- preparation of managerial and regulatory reports

Main indicators ascertained based on the Prudential Conglomerate on base date December 31, 2020

Basel Ratio	Referential Equity	Dividends and IOC in 4Q20
14.5%	R$151 billion	R$1,814 million (net of taxes)

(1) Dividends and net interest on own capital / recurring managerial result.

65

Capital and riskBasel III and management Capital structure ur current rati Basel III requirement 14.5% 1.4% TierII 2.0% T tal Capital (10.25% -12.75%) Additi nal TierI Capital (AT1) 1.7% 1.5 % TierI (8.25% -10.75%) CET 1 (6.75% -9.25%) C untercyclical² 0 –2.5% ACP¹ Systemic³ 1.0 % C nservati n 4 1.25% 11.5% C mm n EquityTierI 4.5% Dec-20 (1) ACP = Additi nal Principal Capital. (2) C untercyclical ACP: defined by each Central Bank. BACEN and currently set at 0%.(3) Systemic ACP: Requirement required f r systemically imp rtant banks at d mestic (D-SIBs) r gl bal (G-SIBs). F r Itaú Unibanc , this requirement is 1.0% . (4) Regulat ry change implemented: c nservati n ACP fr m 2.5% t 1.25% fr m April 2020 t March 2021. As fApril / 21, the c nservati n ACP will gradually increase, remaining again at 2.5% in April / 22. (CMN Res luti n 4,783). 66

Capital and risk management

Capital cost management

We are continually striving to manage our capital allocation efficiently through an appropriate capital cost.

Board of Directors

The Board of Directors, then, **deliberates on and approves the changes or the ratification of the cost of own capital**

When the monitoring indicators of the CoE exceed the monitoring range, **the committee evaluates the indicators and decides whether to propose a revision of the capital cost to the Board of Directors.**

Monitoring is **based on in-house models, market data and evaluations** of the cost of the bank's capital and that of the market.

Risk and Capital Management Committee

The cost of own capital is monitored monthly by a committee that reports to the Board of Directors.

67

Capital and risk management

How are we structured for managing risks?

A classical model with three lines of defense: the business areas bear primary responsibility for risk management, followed by the risks area and, lastly, the audit area subordinated to the Board of Directors.

Capital and Risk Management Committee
Pedro Bodin[1]

Monitoramento mensal do Apetite de Riscos

Board of Directors
Pedro Moreira Salles
Roberto Egydio Setubal

Audit Committee
Gustavo Loyola[1]

Discussion of metrics and the outcome of Risk Appetite, as well as the main risk topics

Internal Audit
Paulo Miron

3rd line of defense

Independent review of the activities in which the institution is engaged

Itaú Unibanco Holding
Milton Maluhy

André Rodrigues
- Retail banking, digital channels, UX, insurance and SME finance

Alexandre Zancani
- Auto loans, mortgage, "consorcio", credit for individuals and recovery, among others

Carlos Constantini
- Wealth Management & Services (WMS)

Flavio Souza
President of Itaú BBA
- Commercial bank, CIB, ECM and DCM, research and wholesale credit

TBD
- Treasury, asset products and client desks, macroeconomics and operations in South America

André Sapoznik
- Payments, operations, service and marketing

1st line of defense

Manages the risks these generate, with responsibility for identifying, assessing, controlling and reporting

Alexsandro Broedel
(CFO)
- Finance and investor relations, real estate assets and procurement

Matias Granata
(CRO)
- Market, credit and operational risks, capital management, corporate security, compliance and AML

2nd line of defense

Ensures that the risks are managed and sustained on the principles of risk management:
- Risk Appetite
- Policies
- Procedures
- Dissemination of the risk culture in the business

Sergio Fajerman
- People

Leila Mello
- Legal, ombudsman, institutional communication, sustainability and government relations

Ricardo Guerra
- Technology

68

Capital and risk management

Risk Management

risk management fully integrated into the performance of the business timely and preemptive action, focusing on creating increasing and sustainable value and on client centricity widely disseminated risk culture

COVERAGE


Credit
Business
Market and liquidity
Regulatory
Operations
Technology
Compliance
Corporate Security
People

PERFORMANCE

	Previous	Current → Future
Focus	Processes	Business ⇄ Client
Attitude	Reactive	Preemptive
Form	Reporting	Challenging
Center	Problem	Solution

69

Capital and risk management

Our risk management principles

Risk appetite consists of a 4-layer structure: principles of risk management, declaration by the Board of Directors, magnitude of the risk and metrics, and coordinates the set of guidelines on the assumption of risks.

The principles of risk management define the fundamentals of risk management and risk appetite based on 6 pillars, providing guidance on how the employees of Itaú Unibanco Holding work and take decisions.

Sustainability and customer satisfaction

we want to be the leading bank in sustainable performance and in customer satisfaction. We strive to create **shared value** for our employees, clients, shareholders and society, ensuring the perpetuity of our business.

Risk Culture

our risk culture extends beyond policies, procedures and processes, strengthens the individual and collective responsibility of all employees, so that they do the right thing at the right time and in the correct manner, respecting **the ethical way of doing business**.

Pricing of risk

we operate with and assume business risks we know and understand, avoiding risks we are not familiar with or in which there is no competitive advantage, carefully evaluating the **risk-return ratio**.

Diversification

we have a low appetite for volatility in our results, which is why we operate with a diversified base of clients, products and businesses, striving to **diversify the risks** to which we are exposed and prioritizing lower risk business.

Operational excellence

we want to be an agile bank with a robust and stable infrastructure, to provide a **high-quality service**.

Ethics and respect for regulations

For us, **ethics are non-negotiable**. We foster a proper institutional environment, instructing our employees to cultivate ethics in relationships and business and to abide by the rules, thereby defending our reputation.

70

Capital and risk management

How do we establish our risk appetite?

Risk appetite defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which our management will strive to maximize the creation of value.

The policy is drawn up and approved by the Board of Directors

Declaration by the BD: "We are a universal bank operating mainly in Latin America. With the support of our risk culture, we operate to strict standards of ethics and regulatory compliance in the search for high-level results and growth with low volatility, through long-standing relationships with our clients, correct pricing of risks, diversified sources of funding and proper use of capital."

It is monitored, discussed and reported on a regular basis to the executive levels, the Board of Directors and the Audit Committee


Where is Risk Appetite inserted?
Risk Appetite
Global Limits
Specific Limits
Competencies and Policies
Board of Directors
Executive Level

5 dimensions that underpin our risk management structure

	Capitalization	Liquidity	Credit, Market and Business	Operational risk	Reputation
	stipulates that we must have enough capital to protect us from a stress event without adjusting our capital structure.	stipulates that our liquidity should weather long periods of stress.	establish concentration limits, foster the diversification of revenues in the search to ensure low volatility in our results and the sustainability of our business.	is centered on controlling operational risk events that could have an adverse impact on our strategy.	deals with risks that could impact our brand value and reputation.
Examples of metrics	• Capital ratios in normal and stress situations • ratings on debt issues	• LCR • NSFR	• greatest credit risks • highest exposures • concentration by sectors, countries and segments • market risk concentration	• operational risk events and losses incurred • information technology	• suitability indicators • media exposure • follow-up on client complaints • regulatory compliance

71

Capital andrisk Market management Risk and Liquidity Management S lid management f liquidity and market risk Average VaR¹ in the quarter Liquidity C verage Rati (LCR) Net Stable Funding Rati (NSFR) 400.4 357.8 308.4 279.6 126.0% 206.0 194.6% 122.2% 122.5% 123.6% 190.2% 171.7% 117.5% 149.1% 116.8% 4Q16 4Q17 4Q18 4Q19 4Q20 Dec-17 Dec-18 Dec-19 Dec-20 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 (1)VAR=ValueatRisk. 72

Capital and risk management

Corporate Security Mindset

Itaú

Constant concern about risks
Benchmark with the market with an expanded view of risk and vulnerability testing throughout the perimeter.

Market leadership
Dialogue and vision of trends with the main stakeholders and regulatory bodies in the category.

Sustainable and Efficient Solutions
Automation of cyber security with the use of Analytics, guided by the main frameworks of Information Security.

customer centricity_

- Security with usability
- Employees experience
- Simplicity
- Digital bank

Integration with Business and Technology
Presence with the IT and Business teams in the risk assessment of new products and services.

Security Governance
Effectiveness and adequacy of our controls based on clear and objective policies.

Security as a Strategy
Preparation for the future with Research & Development of controls and technologies.

pillars

protect by design

- Secure development
- Secure infrastructure architecture
- *Data observability*

process discipline

- 24X7 Operations Center
- Prevention, detection and response to threats
- Constant blue team x red team exercises
- Frequent and controlled pen testing

human capital

- Attraction, training and retention program
- Continuous search for international benchmarking
- Integration with the business
- SI certified team

73

Capital and risk management

Information Security

Our processes guarantee the care and focus necessary to protect our environment ...

Governance and Projects

- **technological infrastructure** to face the constant evolution of **cyber threats**
- application of corporate **principles and guidelines** for the protection of information and intellectual property
- **architecture of solutions** and products with the highest degree of security together with the business and technology areas
- maintaining the **safety of current products**, allowing for **safe** and efficient **expansion**

Operations

- **vulnerability management** and adherence to security standards in a technological environment
- **internal and external intrusion tests** and scans in the environment, in order to reduce the risks of attacks, image, exposure and information leakage
- administration of security tools with a **certified and specialized team** in the most diverse technologies
- **monitoring and handling** all types of attacks and security incidents

74

Capital and risk management

Task Force on Climate-related Financial Disclosures (TCFD)

Consolidated implementation status

Nov/2020

2008[1] — 70% — 2022

Strategic Pillars[1]	
Governance 90%	✓ Governance: Environmental and Social Risk Committee (CRSA); ✓ Responsible: Chief Risk Officer and Chief Financial Officer; ✓ Multidisciplinary team focused on TCFD implementation; ✓ Corporative Environmental and Social Risk Team is envolved.
Strategy 63%	✓ Develop and disseminate climate scenarios with UNEPFI; ✓ Identify and disclose potential climate change impacts on the financial sector in the next 3 to 5 years; ◎ Identify socio-environmental material risks, including climate risk.
Risk Management 56%	◎ Climatic variable in large companies Risk Rating; ✓ Climatic risk is prioritized, as it is characterized as socio-environmental risk; ◎ CRSA decision-making integration, as it is already done with climate sensitivity and methodologies for prioritizing risk.
Targets and Metrics 84%	✓ Established science-based targets for operating emissions (Scope 1 and 2).

Scope 1: 100% of our direct emissions offset since 2012

Scope 2: 100% of our indirect emissions offset since 2017

Project in place to measure our Scope 3 emissions

(1) Each of the strategic pillars has different weights, since the methodology considers a diversity of actions for implementing the TCFD recommendations. In addition, for each action, different weights are assigned according to their difficulty of implementation.

✓ Concluded and reported ◎ Not reported

75

Capital and risk management

E&S Risk Management

Our E&S management guidelines are based on institutional issues and cover the most significant risks of our operation through specific procedures.

We **identify, measure, mitigate and monitor** E&S risks by gathering the Risk, Sustainability and Compliance departments, taking into account the **principles of materiality and proportionality** in business analysis

Materiality

Risk exposure

- E&S impact
- Client segment
- Supplier spending

Proportionality

Complexity

- Financial volume
- Product/Structure
- Term

Excluded Activities Policy

Specific criteria must be met to keep on client and supplier relationships. Excluded activities that are understood to go against our values are:

- Use of compulsory labor;
- Use of child labor in disagreement with legislation; and
- Exploitation of prostitution, including child prostitution.

76

Capital and risk management

Credit approval criteria

The E&S Risk Policy provides for the evaluation of clients operating in sectors that require a high analysis criterion for credit approval.

Large companies

With the purpose of helping in decision making and providing for the strategic inclusion of the E&S topic in credit granting, the E&S Risk has long been used in our risk rating models for large companies.

List of Restricted Activities

Procedures range from applying sector questionnaires to submitting the case to a Senior Committee for approval. This list includes:

- Firearms
- Tobacco
- Extraction of wood
- Fishing
- Cold storage plants and cattle slaughterhouses

When the analysis result is negative, the client is blocked

Sensitive Sectors

Sectors submitted to credit approval from higher authority levels:

- Mining
- Steel and iron and metals
- Oil and gas
- Textile
- Pulp and paper
- Chemical and Petrochemical

Rural Clients

For rural producers, we apply a proprietary analysis methodology that factors in georeferenced reports on our clients' real estate properties and in-person visits, which enable us to classify and distinguish clients based on scores.

77

Financial highlights

4th quarter operational highlights

Credit origination[1] for individuals ^ 15%
4Q20 vs. 3Q20

Credit portfolio growth: Dec-20 vs. Sep-20

Credit card loans	Auto loans	Payroll loans	Mortgage
^ 11.3%	^ 8.6%	^ 8.9%	^ 8.6%

Digitalization and efficiency

Digital client expansion: Dec-20 vs. Sep-20

digital clients	individuals	companies
^ 2.9%	^ 3.0%	^ 0,6%
24.2 million in Dec-2020	23.0 million in Dec-2020	1.2 million in Dec-2020

v 95 branches*
branches and client service points closed in 4Q20
*brick and mortar

Client and employee satisfaction

e-NPS[2] 89 pts
Elected the best place in people management and best place to work
(Source: Valor Carreira e UOL)

Global NPS + 10 pts
We reached our 2020 vs. 2018 target
2021 vs. 2018 target: to reach + 17 pts
2023 vs. 2018 target: to reach + 27 pts

Note: (1) Average origination per working day in the period. (2) Situational e-NPS average from April to December 2020.

79

Financial highlights

In R$ billions

Recurring **managerial result**

R$5.4 bn


7.3
3.9
4.2
5.0
5.4
4Q19
1Q20
2Q20
3Q20
4Q20

Recurring **managerial ROE**

16.1%


Recurring managerial ROE (%)
Average Cost of Capital (%)
23.7%
12.8%
13.5%
15.7%
16.1%
12.5%
12.5%
13.0%
13.0%
13.0%
4Q19
1Q20
2Q20
3Q20
4Q20

4Q20 vs. 3Q20 **Results**

Credit portfolio

R$869.5 billion

+ 2.7%

Financial margin with clients

R$16.0 billion

+ 3.0%

Cost of credit (1)

R$6.0 billion

- 4.5%

Non-interest expenses

R$13.3 billion

+ 5.1%

(1) Provision for Loan Losses + Recovery of Loans + Impairment + Discounts Granted

80

Credit portfolio

In R$ billions	Dec-20	Sep-20	Δ	Dec-19	Δ
Individuals	255.6	237.7	7.5%	239.8	6.6%
Credit card loans	86.3	77.5	11.3%	90.9	-5.1%
Personal loans	35.1	36.6	-4.3%	34.6	1.5%
Payroll loans	55.3	50.8	8.9%	49.4	11.9%
Vehicle loans	23.3	21.5	8.6%	19.0	23.0%
Mortgage loans	55.7	51.3	8.6%	45.9	21.2%
Very small, small and middle market loans	127.6	122.5	4.1%	95.3	33.9%
Banking loans	105.3	104.5	0.8%	95.3	10.5%
Government sponsored/guaranteed facilities	22.3	18.1	23.5%	-	-
Individuals + SMEs Loans	383.2	360.2	6.4%	335.0	14.4%
Corporate loans	269.0	264.8	1.6%	221.3	21.6%
Credit operations	179.0	178.1	0.5%	148.4	20.6%
Corporate securities	90.0	86.7	3.9%	72.8	23.6%
Total Brazil	**652.2**	**625.0**	**4.4%**	**556.3**	**17.2%**
Latin America	217.3	222.0	-2.1%	166.3	30.7%
Total with Financial Guarantees and Corporate Securities	869.5	847.0	2.7%	722.6	20.3%
Total (ex-foreign exchange rate variation)	869.5	840.9	3.4%	793.0	9.6%

Credit origination[1]

In the quarter

	4Q20 vs. 3Q20	4Q20 vs. 4Q19
Individuals	+ 15%	+ 31%
Mortgage	+ 56%	+ 137%
Very Small, Small and Middle Market	- 27%	+ 5%
Corporate	+ 6%	+ 38%
Total Brazil[2]	- 4%	+ 25%
Private securities issuance[3]	+ 83%	- 37%

Change in personal loans portfolio

Dec-20 vs. Set-20

Personalised credit	- 7%
Overdraft	- 10%
Installment credit	+ 3%

Note: (1) Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. Average origination per working day in the period, except for private securities issuance; (2) Does not include private securities issuance; (3) Considers total volume of fixed income and hybrid private securities issuance arranged by Itaú Unibanco on the local market (includes distributed volumes).

81

Financial margin with clients Financial margin with clients Risk-adjusted Financial margin with clients Annualized average margin % - C ns lidated Annualized average margin % - Brazil 10.0% 11.9% 11.1% 9.2% 10.2% 8.4% 9.0% 8.6% 7.5% 7.3% 6.7% 8.4% 5.4% 6.2% 4.3% 4.4% 4.5% 5.2% 3.7% 4.1% 4Q19 1Q20 2Q20 3Q20 4Q20 4Q19 1Q20 2Q20 3Q20 4Q20 Change in financial margin with clients In R$ billi ns R$0.3 bn 15.6 15.1 16.0 14.8 0.6 0.2 0.9 (0.8) (0.4) (0.1) 3Q20 3Q20 3Q20 Pr duct Mix 2 Asset Spreads Average v lume Latin America and 4Q20 4Q20 4Q20 W rking Capital 1 3pread -Sensitive thers 3 Spread -Sensitive W rking Capital 1 3nd ther perati ns perati ns and ther (1) Includes capital all cated t business areas (except treasury), in additi n t the c rp rati n’s w rking capital, (2) Change in the c mp siti n f assets with credit risk between peri ds in Brazil, (3) thers c nsiders the liability financial margin and structured wh lesale perati ns. 82

Loan portfolio reprofiling

Individuals, very small and small companies

In R$ billions


52.2
53.5
50.8
Jun-20
Sep-20
Dec-20

5.0%
Dec-20 vs. Sep-20

Reprofiled portfolio represents

6% of total **credit portfolio**

100% performing In February 2020

54% are collateralized

84% in ratings AA to C At the end of Dec-20

Reprofiled portfolio by product

Balance at December 31st, 2020 - In R$ billions

Individuals

R$38.4 billion

15%

Product	In R$ billions
Mortgage	16.1
Personal loans	14.6
Auto loans	4.1
Cards	2.6
Payroll loans	1.0

Very small and small companies

R$12.4 billion

10%[1]

Product	In R$ billions
Working capital	10.9
Auto loans	1.5

Portfolio risk profile

Non-overdue portfolio

86.5%

December 31st, 2020	
Performing	82.6%
Within grace period	3.9%
Overdue between 15-90 days	8.3%
Overdue over 90 days	5.2%

(1) On the total portfolio of very small, small and middle market companies

83

Credit quality C st f credit¹ C verage rati –90 days NPL % rati between the annualized c st f credit¹ and the l an p rtf li ² -(%) 1013% Wh lesale 930% 920% 952% 5.3% Brazil 3.9% 519% 3.3% 3.0% 2.8% 638% 470% Latin 341% 339% America 238% 247% 320% 10.1 7.8 5.8 6.3 6.0 229% 239% T tal 281% 253% 236% Retail 183% 193% 212% Brazil 1.2 4Q19 1Q20 2Q20 3Q20 4Q20 Dec-19 d z/ Mar-20 mar/ Jun-20 j n/ Sep-20 s t/2 Dec-20 d z/ 15 -90 days NPL -% Ex repr filed 90 days NPL -% Ex repr filed 3.5% p rtf li 4.8% 5.1% 5.0% p rtf li (Dec-20) (Dec-20) 3.1% 3.0% 4.3% 4.2% 3.0% 4,0% 2.6% 2.4% 3.4% 3.5% 2.4% 2.4% 1,6% 3.2% 2.0% 3.0% 3.1% 2.4% 1.9% 2.7% 2.6% 2.7% 2.3% 1.9% 1.9% 1.8% 2.3% 2.3% 2.3% 2.3% 2.2% 2.0% 1.9% 1.7% 1.8% 1.7% 1,4% 1.6% 1.7% 1.8% 0,8% 2.0% 1.4% 1.7% 1.9% 1.0% 1.4% 1.2% 1.1% 1.2% 1.3% 1.1% 0.9% 0.5% 0.7% 0.7% 0.7% 0.6% 0.5% 0.4% Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Individuals Brazil T tal Very small, small and middle market c mpanies Latin America C rp rate (1) Pr visi n f r L an L sses + Rec very f L ans + Impairment + Disc unts Granted, (2) Average l an p rtf li balance with financial guarantees pr vided and c rp rate securities c nsiders the last tw quarters. 84

Financial margin with the market In R$ billi ns 1.4 1.4 1.4 1.2 1.3 1.3 1.3 1.2 1.2 1.6 1.5 1.6 1.2 1.3 1.3 1.4 1.1 1.1 0.8 0.7 1.1 1.1 0.5 1.0 0.7 0.9 0.2 0.4 0.5 0.5 0.4 0.6 0.6 0.5 0.3 0.4 0.3 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 the market –Brazil¹ Financial margin with Sale f shares -B3 Financial margin with 1 year m ving average f the market–Latin America² financial margin with the market (1) Includes units abr ad ex-LatinAmerica, (2) Excludes Brazil. 85

C mmissi ns, fees and result fr m insurance perati ns In R$ billi ns 4Q20 3Q20 Ä 2020 2019 Ä Value transacted with cards Credit and debit cards 3.1 2.8 9.6% 11.5 13.0 -11.9% 20.0% 18.0% Card issuance 2.4 2.2 8.5% 8.8 9.1 -3.1% 4Q20 vs. 3Q20 4Q20 vs. 3Q20 Acquiring 0.7 0.6 13.4% 2.6 3.9 -32.6% Issuer Acquiring Current acc unt services 1.9 1.9 -2.2% 7.6 7.5 0.7% In R$ billi ns In R$ billi ns Asset management¹ 1.4 1.3 9.0% 5.6 5.5 1.5% 155 154 130 131 Advis ry services and br kerage 1.2 1.2 -7.3% 4.1 2.8 45.3% 3Q20 4Q20 3Q20 4Q20 Credit perati ns and guarantees pr vided 0.6 0.6 6.5% 2.3 2.5 -6.8% C llecti n Services 0.5 0.5 3.9% 1.9 1.9 -3.8% Assets under Management ther 0.4 0.4 5.6% 1.4 1.1 24.3% & pen Platf rm Latin America (ex-Brazil) 0.8 0.7 7.5% 3.0 2.9 1.2% 1,951 + 4.5% T tal 1,867 C mmissi ns and fees 9.9 9.5 4.1% 37.2 37.3 -0.2% + 4.3% Result fr m insurance perati ns² 1.4 1.6 -14.5% 6.1 6.6 -7.3% 1,647 wn Pr ducts 1,578 C mmissi ns, fees and result fr m insurance 11.2 11.1 1.4% 43.3 43.9 -1.3% 304 + 5.4% 269 pen Platf rm Sep-20 Dec-20 (1) Includes fund management fees and “c nsórci ” management fees, (2) Result fr m insurance includes the revenues fr m insurance, pensi n plan and premium b nds perati ns net f retained claims and selling expenses. 86

N n -interest expenses Brick and m rtar and client service p int (CSP) In R$ billi ns 4Q20 3Q20 Ä 2020 2019 Ä 167 Pers nnel (5.7) (5.3) 7.3% (21.4) (22.1) -3.5% Dec-20 vs. Dec-19 4,308 -117 4,236 4,141 Administrative (4.4) (4.1) 7.1% (16.5) (16.8) -1.7% brick and m rtarbranches 3,158 3,127 ther(1) (1.2) (1.3) -8.9% (4.9) (5.2) -5.6% 3,041 -15 CSPs T tal - Brazil (11.3) (10.7) 5.2% (42.8) (44.1) -3.0% 671 664 656 -35 479 445 444 Latin America Latin America (ex-Brazil)(2) (2.0) (2.0) 4.2% (7.4) (6.5) 13.6% Dec-19 Sep-20 Dec-20 N n-interest expenses (13.3) (12.7) 5.1% (50.2) (50.6) -0.9% #empl yees N n-interest expenses - Brazil gr wing at a sl wer pace than inflati n 1,659 Dec-20 vs. Dec-19 3.1% 96,948 96,540 N n-interest expenses 1.7% 2.9% 94,881 gr wth year ver year -3.0% -1,536 -0.6% 74,468 73,820 72,932 Brazil (ex-Tech team) -1.3% -1.4% -569 N n-interest expenses gr wth c mpared t the -7.6% utside Brazil same peri d f the previ us 13,190 12,676 12,621 + 3.764 year (deflated by IPCA) ZUP and IT team 2017 2018 2019 2020 7,223 10,452 10,987 Dec-19 Sep-20 Dec-20 (1) Includes perating expenses and ther tax expenses (Includes IPTU, IPVA, I F and thers. D es n t include PIS, C fins andISS), (2) D es n t c nsider verhead all cati n. 87

Capital + 0.3% 13.2% + 0.3% 12.4% + 0.2% 1.7% 1.7% 11.5% 10.7% Sep-20 F ll w n + Net inc me CreditRWA¹ Dec-20 Tier I Capital XP Inc sale less minimum Tier I Capital mandat ry dividends C mm n Equity Tier I (CET I) Additi nal Tier I (AT1) (1) Includes tax credits f investments abr ad. 88

2021 Perspectives

Macroeconomic outlook

New wave of contagion before vaccination creates uncertainty about economic activity and public spending

- Economy should lose steam in 1Q21, due to worsening contagion and withdrawal of emergency aid.
- Scenario should be positive from 2Q21 due to vaccination, low interest rates and global growth.
- The spending ceiling, despite the challenging context, is expected to be respected in 2021 and beyond..

Growth in private credit, in an environment of low interest rates, should contribute to the expansion of the Brazilian economy.

Commodities and foreign exchange should pressure inflation in the short term, but dynamics remain benign and interest rates should rise slowly.

Labor market is recovering, but unemployment should remain stable due to increased demand for work

	2020	2021e
GDP – Brazil[1]	- 4.1%	4.0%
SELIC (end of period)	2.0%	3.5%
Inflation (IPCA)	4.5%	3.6%
Formal jobs[2]	14.2%	14.2%

(1) GDP data projected. (2) Ministry of Labor – CAGED

90

Perspectives

Capital and liquidity at appropriate levels considering our internal stress test scenarios.

Expansion of the **loan portfolio** driven mainly by the individuals' portfolio, assuming a recovery in the economy in line with our base scenario. At first, this growth should be supported by lower risk and lower interest rates products, such as payroll loans, mortgage and auto loans, but we expect demand for consumer credit lines and revolving lines to resume in the second half of the year.

Recovery of **the average rate of financial margin with clients (NIM)** over the year due to the progressive change in the credit portfolio mix between segments and the expectation of a higher interest rate and its impact on the remuneration of our own working capital and liability margin.

Growth in **service and insurance revenues** in line with the trend of recovery in economic activity, despite the negative impact resulting from the PIX roll-out (Brazilian Central Bank fast payment solution) and the spin-off and sale of the stake in "XP Investimentos". This performance will be driven by the expectation of strong activity in the capital market and the launch of new channels, products and services.

Progressive reduction in the **cost of credit** anchored in the bank's expected loss model and Brazil's economic recovery. However, the model will react promptly to relevant changes in the Brazilian macroeconomic scenario and the financial conditions of our customers.

Strategic **cost management** based on structural efficiency projects will continue to bring benefits in the coming quarters with a nominal reduction in the BAU operational expenses. This year we expect an increase of approximately R$1.5 billion in our investments in technology, new products and commercial platforms, which should positively impact the bank's operational efficiency in the medium and long term.

91

2021 Guidance*

	Consolidated 2021 Guidance	Brazil[1] 2021 Guidance
Total credit portfolio[2]	Growing **5.5%** to **9.5%**	Growing **8.5%** to **12.5%**
Financial margin with clients	Growing **2.5%** to **6.5%**	Growing **3.0%** to **7.0%**
Financial margin with the market	Range from **R$4.9 bn** to **R$6.4 bn**	Range from **R$3.3 bn** to **R$4.8 bn**
Cost of credit[3]	Range from **R$21.3 bn** to **R$24.3 bn**	Range from **R$19.0 bn** to **R$22.0 bn**
Commissions and fees and results from insurance operations[4,5]	Growing **2.5%** to **6.5%**	Growing **2.5%** to **6.5%**
Non-Interest expenses	Range from **-2.0%** to **2.0%**	Range from **-2.0%** to **2.0%**
Effective tax rate	Range from **34.5%** to **36.5%**	Range from **34.0%** to **36.0%**

* The midpoint of the projections would imply an ROE of around 17.6%, taking into account other assumptions. This information should not be understood as a projection. (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (5) 2021 guidance does not consider XP Inc. equity result starting in February 2021.

92

Additi nal inf rmati n

Corporate pr file Additi nal inf rmati n 94

Additi nal A Hist ry Inf rmati n f Successful Strategic Deals¹ Acquisiti n f the remaining 50% f: Uruguay Retail-Brazil NACI NAL Acquisiti n f the Banc Itaú BMG C nsignad Casa min rity interest f: M reira Salles Acquisiti n f a 1924 min rity interest in: Unibanc 1995 -1998 2000 -2003 2004 -2007 Merger 2008 2009 -2020 Itaú 1943 F undati n f Banc Itaú Alliance with: BEG Banc del BuenAyre (1) Includes mergers, acquisiti ns, j int-ventures and partnerships. 95

Capital and risk management Additi nal inf rmati n 96

Capital Additi nalInf rmati n Rati s (BIS) | Prudential C ngl merate ¹ In R$ milli ns, end f peri d 4Q20 3Q20 C re Capital 120,026 113,910 Tier I (C re Capital + Additi nal Capital) 137,222 132,272 Referential Equity (Tier I and Tier II) 151,310 146,894 T tal Risk-weighted Exp sure (RWA) 1,042,185 1,068,739 Credit Risk-weighted Assets (RWACPAD) 921,912 948,063 perati nal Risk-weighted Assets (RWA PAD) 92,792 92,792 Market Risk-weighted Assets (RWAMINT) 27,481 27,884 C re Capital Rati 11.5% 10.7% Tier I Rati 13.2% 12.4% BIS (Referential Equity / T tal Risk-weighted Exp sure) 14.5% 13.7% (1) Includes financial instituti ns, c ns rtium managers, payment instituti ns, c mpanies that acquire perati ns r directly rindirectly assume credit risk and investment funds in which the c ngl merate substantially retains risks and benefits. 97

Additional Information

Ratings

FitchRatings

		International					National	
Viability	Support	Local Currency		Foreign Currency				
		Long Term	Short Term	Long Term	Short Term		Long Term	Short Term
bb	4	BB	B	BB	B		AAA (bra)	F1+ (bra)

Moody's

International					National	
Subordinated Debt Foreign Currency	Senior Unsecured Debt Foreign Currency	Issuer Local Currency		Issuer	
Long Term	Long Term	Long Term	Short Term	Long Term	Short Term
(P) B1	(P) Ba3	Ba3	NP	A1. br	BR-1

Standard & Poor's

International				National	
Local Currency		Foreign Currency			
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
BB-	B	BB-	B	brAAA	brA-1+

98

Financial Highlights Additi nal inf rmati n 99

Additional Information

Results 4Q20

In R$ billions	4Q20	3Q20	Δ	4Q19	Δ	2020	2019	Δ
Operating revenues	**29.2**	**28.4**	**2.8%**	**31.8**	**-8.3%**	**114.8**	**119.8**	**-4.2%**
Managerial financial margin	17.6	16.9	3.9%	19.4	-9.5%	70.1	74.6	-6.1%
Financial margin with clients	16.0	15.6	3.0%	18.1	-11.6%	65.1	69.1	-5.7%
Financial margin with the market	1.6	1.4	14.1%	1.3	19.9%	5.0	5.6	-10.1%
Commissions and fees	9.9	9.5	4.1%	10.4	-4.8%	37.2	37.3	-0.2%
Revenues from Insurance	1.7	2.0	-12.9%	2.0	-14.7%	7.5	7.9	-5.0%
Cost of credit	**(6.0)**	**(6.3)**	**-4.5%**	**(5.8)**	**3.8%**	**(30.2)**	**(18.2)**	**66.4%**
Provision from loan losses	(5.6)	(6.3)	-11.0%	(6.1)	-8.2%	(29.9)	(19.7)	52.1%
Impairment	(0.8)	(0.3)	140.4%	(0.2)	261.3%	(1.5)	(0.4)	292.8%
Discounts granted	(0.4)	(0.6)	-27.9%	(0.4)	17.4%	(2.1)	(1.4)	51.0%
Recovery of loans written off as losses	0.9	1.0	-9.8%	0.9	-6.2%	3.3	3.3	-0.1%
Retained claims	**(0.3)**	**(0.4)**	**-6.3%**	**(0.3)**	**3.0%**	**(1.4)**	**(1.3)**	**7.0%**
Other operating expenses	**(15.2)**	**(14.3)**	**6.3%**	**(15.0)**	**1.5%**	**(57.0)**	**(57.8)**	**-1.4%**
Non-interest expenses	(13.3)	(12.7)	5.1%	(13.0)	2.4%	(50.2)	(50.6)	-0.9%
Tax expenses and other	(1.9)	(1.6)	16.2%	(2.0)	-4.1%	(6.8)	(7.2)	-4.9%
Income before tax and minority interests	**7.6**	**7.4**	**2.6%**	**10.7**	**-29.1%**	**26.2**	**42.6**	**-38.4%**
Income tax and social contribution	**(2.8)**	**(2.4)**	**13.6%**	**(3.4)**	**-18.5%**	**(8.1)**	**(13.5)**	**-40.3%**
Minority interests in subsidiaries	**0.5**	**0.0**	**994.2%**	**(0.0)**	**-1476.5%**	**0.4**	**(0.7)**	**-154.8%**
Recurring managerial result	**5.4**	**5.0**	**7.1%**	**7.3**	**-26.1%**	**18.5**	**28.4**	**-34.6%**

100

Additional Information

Segments – Income Statement Pro Forma 4Q20

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**17,851**	**8,595**	**2,735**	**29,180**
Managerial Financial Margin	9,822	5,306	2,459	17,587
Financial Margin with Clients	9,822	5,306	892	16,020
Financial Margin with the Market	-	-	1,567	1,567
Commissions and Fees	6,255	3,247	353	9,855
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,774	42	(77)	1,738
Cost of Credit	**(4,270)**	**(1,764)**	**(0)**	**(6,033)**
Provision for Loan Losses	(4,645)	(996)	(0)	(5,641)
Impairment	-	(832)	-	(832)
Discounts Granted	(310)	(135)	-	(445)
Recovery of Loans Written Off as Losses	686	199	-	885
Retained Claims	**(339)**	**(1)**	**-**	**(340)**
Other Operating Expenses	**(10,618)**	**(4,286)**	**(299)**	**(15,203)**
Non-interest Expenses	(9,373)	(3,853)	(95)	(13,322)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,239)	(433)	(203)	(1,875)
Insurance Selling Expenses	(6)	(0)	-	(6)
Income before Tax and Minority Interests	**2,624**	**2,543**	**2,436**	**7,604**
Income Tax and Social Contribution	**(890)**	**(898)**	**(969)**	**(2,758)**
Minority Interests in Subsidiaries	**(74)**	**629**	**(12)**	**543**
Recurring Managerial Result	**1,660**	**2,274**	**1,455**	**5,388**
Recurring Return on Average Allocated Capital	14.7%	15.9%	18.7%	16.1%
Efficiency Ratio (ER)	57.6%	47.2%	3.8%	49.4%

101

Additional Information

Results – Brazil and Latin America

In R$ millions	4Q20			3Q20			Δ		
	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)
Operating Revenues	**29,180**	**25,890**	**3,290**	**28,389**	**25,427**	**2,962**	**2.8%**	**1.8%**	**11.1%**
Financial Margin with Clients	16,020	13,984	2,036	15,554	13,616	1,938	3.0%	2.7%	5.0%
Financial Margin with the Market	1,567	1,097	471	1,373	1,080	293	14.1%	1.5%	60.3%
Commissions and Fees	9,855	9,071	784	9,465	8,735	730	4.1%	3.8%	7.5%
Revenues from Insurance [2]	1,738	1,738	-	1,996	1,996	-	-12.9%	-12.9%	-
Cost of Credit	**(6,033)**	**(3,821)**	**(2,213)**	**(6,319)**	**(5,363)**	**(956)**	**-4.5%**	**-28.8%**	**131.4%**
Provision for Loan Losses	(5,641)	(3,307)	(2,335)	(6,337)	(5,261)	(1,076)	-11.0%	-37.1%	116.9%
Impairment	(832)	(832)	-	(346)	(346)	-	140.4%	140.4%	-
Discounts Granted	(445)	(433)	(12)	(617)	(611)	(6)	-27.9%	-29.2%	109.4%
Recovery of Loans Written Off as Losses	885	751	134	981	856	126	-9.8%	-12.3%	6.7%
Retained Claims	(340)	(340)	-	(363)	(363)	-	-6.3%	-6.3%	-
Non-interest Expenses	(13,322)	(11,176)	(2,145)	(12,678)	(10,658)	(2,020)	5.1%	4.9%	6.2%
Tax Expenses and Other [3]	(1,882)	(1,770)	(111)	(1,620)	(1,564)	(56)	16.2%	13.2%	99.2%
Income before Tax and Minority Interests	**7,604**	**8,782**	**(1,179)**	**7,409**	**7,480**	**(71)**	**2.6%**	**17.4%**	**1557.1%**
Income Tax and Social Contribution	(2,758)	(3,328)	570	(2,428)	(2,605)	177	13.6%	27.7%	221.9%
Minority Interests in Subsidiaries	543	(86)	629	50	(31)	80	994.2%	181.1%	683.8%
Recurring Managerial Result	5,388	5,368	20	5,030	4,844	186	7.1%	10.8%	-89.0%

(1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency.

102

Additional Information

Business Model

The allocation of principal capital (Common Equity Tier 1) in the bank's business is made at **12%**, according to our risk appetite..

In R$ billions	2020					2019					2020 vs. 2019				
	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital
Operating revenues	114.8	62.7	1.8	50.3	(0.1)	119.8	63.7	1.5	53.3	1.4	(5.0)	(1.0)	0.4	(3.0)	(1.4)
Managerial financial margin	70.1	51.1	1.8	17.2	(0.1)	74.6	51.4	1.5	20.4	1.4	(4.5)	(0.3)	0.3	(3.1)	(1.4)
Commissions and fees	37.2	11.6	0.0	25.6	-	37.3	12.2	0.0	25.1	-	(0.1)	(0.6)	0.0	0.6	-
Revenues from insurance [1]	7.5	-	-	7.5	-	7.9	-	-	7.9	-	(0.4)	-	-	(0.4)	-
Cost of credit	(30.2)	(30.2)	-	-	-	(18.2)	(18.2)	-	-	-	(12.1)	(12.1)	-	-	-
Retained claims	(1.4)	-	-	(1.4)	-	(1.3)	-	-	(1.3)	-	(0.1)	-	-	(0.1)	-
Non-interested expenses and other [2]	(56.6)	(27.9)	(0.6)	(28.2)	0.0	(58.5)	(28.6)	(0.7)	(29.1)	(0.1)	1.9	0.7	0.2	1.0	0.1
Recurring managerial result	**18.5**	**3.9**	**0.8**	**14.2**	**(0.3)**	**28.4**	**11.9**	**0.5**	**14.9**	**1.1**	**(9.8)**	**(8.1)**	**0.3**	**(0.6)**	**(1.4)**
Average regulatory capital	129.3	77.0	1.3	52.6	(1.5)	125.6	64.8	1.6	41.6	17.6	3.7	12.2	(0.4)	10.9	(19.0)
Value creation	2.6	(5.5)	0.6	7.6	(0.2)	12.8	3.8	0.3	9.8	(1.1)	(10.1)	(9.3)	0.4	(2.2)	0.9
Recurring managerial ROE	14.5%	5.0%	61.4%	27.1%	23.7%	23.7%	18.4%	28.5%	35.7%	6.2%	-9.2 p.p.	-13.4 p.p.	32.9 p.p.	-8.7 p.p.	17.5 p.p.

(1) Resultado de Seguros inclui as Receitas de Seguros, Previdência e Capitalização, antes das Despesas com Sinistros e Comercialização (2) Inclui Despesas Tributárias (ISS, PIS, COFINS e outras), Despesa de Comercialização de Seguros e Participações Minoritárias nas Subsidiárias

103

Additional Information

Credit Portfolio by Product

In R$ billions, end of period	4Q20	3Q20	Δ	4Q19	Δ
Individuals - Brazil [1]	**254.8**	**236.9**	**7.6%**	**239.0**	**6.6%**
Credit Card	86.3	77.5	11.3%	90.9	-5.1%
Personal Loans	34.2	35.8	-4.4%	33.7	1.5%
Payroll Loans [2]	55.3	50.8	8.9%	49.4	11.9%
Vehicles	23.3	21.5	8.6%	19.0	23.0%
Mortgage Loans	55.7	51.3	8.6%	45.9	21.2%
Rural Loans	0.0	0.0	-20.1%	0.1	-58.6%
Companies - Brazil [1]	**253.8**	**246.4**	**3.0%**	**190.4**	**33.3%**
Working Capital [3]	169.4	153.4	10.4%	108.2	56.6%
BNDES/Onlending	8.6	9.4	-8.4%	10.6	-18.6%
Export / Import Financing	48.4	57.5	-15.9%	48.6	-0.5%
Vehicles	12.3	11.0	11.9%	9.1	35.2%
Mortgage Loans	4.5	4.7	-4.7%	4.3	4.2%
Rural Loans	10.6	10.3	2.8%	9.5	10.8%
Latin America [4]	**201.9**	**206.1**	**-2.0%**	**153.7**	**31.4%**
Total without Financial Guarantees Provided	**710.6**	**689.3**	**3.1%**	**583.0**	**21.9%**
Financial Guarantees Provided	68.9	71.0	-2.9%	66.7	3.3%
Total with Financial Guarantees Provided	**779.5**	**760.3**	**2.5%**	**649.7**	**20.0%**
Corporate Securities [5]	90.0	86.7	3.9%	72.8	23.6%
Total Risk	**869.5**	**847.0**	**2.7%**	**722.6**	**20.3%**

(1) Includes units abroad ex-Latin America; (2) Includes operations originated by the institution and acquired operations; (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other; (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay; (5) Includes Debentures, CRI and Commercial Paper, Rural Producer Certificate, *Letras Financeiras*, investment fund quotas and Eurobonds.

104

Credit Additi nalInf rmati n P rtf li by Currency ¹ R$ billi n Dec-20 286.1 493.3 779.5 Sep-20 301.7 458.7 760.3 Jun-20 300.4 427.0 727.5 Mar-20 284.8 425.2 710.0 Dec-19 232.8 417.0 649.7 Sep-19 240.0 401.7 641.7 Jun-19 228.3 389.3 617.6 Mar-19 224.5 384.5 609.0 Dec-18 219.5 379.1 598.6 F reign Currency L cal Currency (1) T tal with financial guarantees pr vided. 105

Credit¹ Additi nal Inf rmati n riginati n | Brazil Base 100 = 4Q19 and 2019 T tal Credit2 – Brazil Credit2 - Individuals 25% 31% -4% 15% 14% 32% 131 125 132 131 115 114 100 100 100 100 4Q19 3Q20 4Q20 2019 2020 4Q19 3Q20 4Q20 2019 2020 Credit2 – Very Small, Small and Middle Market Credit2 – C rp rate 38% 5% 24% 6% 52% -27% 145 152 124 130 138 100 105 100 100 100 4Q19 3Q20 4Q20 2019 2020 4Q19 3Q20 4Q20 2019 2020 N te: D n t c nsider riginati n f Credit Card, verdraft, Debt Reneg tiati n and ther rev lving credits. (1) Average riginati n per w rking day in the peri d, except f r private securities issuance. (2) D es n t include private securities issuance. 106

Additional Information

Credit Portfolio Breakdown

Companies Credit Portfolio by Business Sector[1,2]

In R$ billions, end of period	4Q20	3Q20	Δ
Public Sector	5.5	5.8	-5.3%
Private Sector	433.6	434.6	-0.2%
Real Estate	31.6	30.4	4.0%
Transportation	27.4	26.8	2.3%
Food and beverage	25.0	24.9	0.7%
Agribusiness and fertilizers	23.3	24.1	-3.2%
Vehicles and auto parts	19.9	19.9	0.2%
Energy and water treatment	19.5	18.3	6.6%
Banks and other financial	17.7	17.4	1.6%
Petrochemical and chemical	15.0	15.1	-0.6%
Infrastructure work	13.0	12.8	1.4%
Steel and metallurgy	11.1	11.0	0.4%
Pharmaceutical and cosmetics	10.9	10.8	1.3%
Telecommunications	9.8	9.8	-0.2%
Electronic and IT	9.7	9.4	3.4%
Mining	9.4	11.7	-20.2%
Entertainment and tourism	8.9	8.4	6.0%
Oil and gas	7.6	8.0	-4.7%
Capital Assets	6.6	6.7	-1.2%
Construction Material	5.9	6.0	-1.4%
Healthy	5.5	5.4	2.3%
Services - Other	53.5	54.7	-2.2%
Commerce - Other	29.5	29.7	-0.8%
Industry - Other	11.3	13.0	-12.9%
Other	61.5	60.5	1.7%
Total	**439.1**	**440.4**	**-0.3%**

Credit Concentration[1]

Dec-20

R$ billion

	Loan, lease and other credit operations		Loan, lease, other credit operations and securities of companies and financial institutions	
	Risk	% of Total	Risk	% of Total
Largest Debtor	7.2	0.9	13.1	1.4
10 largest debtors	37.9	4.9	73.6	7.8
20 largest debtors	54.8	7.0	107.1	11.3
50 largest debtors	83.4	10.7	164.3	17.3
100 largest debtors	112.3	14.4	214.9	22.6


40%
16%
11%
10%
11%
5%
4%
1%
Other
Real Estate and Construction
Vehicles and Transportation
Banks and other financial institutions
Industry and Extractivism
Consumer Goods
Agriculture and Related
Public Sector

(1) Includes financial guarantees provided; (2) Industry and Extractivism = Mining (+) Steel and Metallurgy (+) Capital Assets (+) Petrochemical and Chemical (+) Energy and sewage (+) Oil and gas. Consumer Goods = Food and beverage (+) Pharmaceuticals and cosmetics (+) Electronic and IT. Vehicles and Transportation = Transportation (+) Vehicles and autoparts. Real Estate and Construction = Real estate agents (+) Construction material (+) Infrastructure work. Agriculture and Related = Agribusiness and fertilizers (+) Sugar and alcohol. Other = Telecommunications (+) Commerce – Other (+) Services – Other (+) Industry – Other (+) Entertainment and Tourism (+) Other.

107

Additi nal Credit Inf rmati n P rtf li by Vintage¹ Pr file f credit p rtf li by riginati n peri d: R$ billi n lder vintages with higher spreads are l sing relevance c mpared t the m st recent nes. 68.9% f t tal riginati n was created in the past 12 m nths. 583 689 711 32.7% 32.9% 31.9% 4.7% 4.5% 5.0% 5.4% 6.7% 6.0% 8.8% 7.9% 11.2% 11.4% 15.1% 14.2% 37.0% 32.8% 31.7% 4Q19 3Q20 4Q20 Actual Quarter (q) q-1 q-2 q-3 q-4 q=<-5 (1) D es n t include financial guarantees pr vided. 108

L anAdditi nalInf rmati n P rtf li Mix Change ¹ (%) R$ billi n C ns lidated Dec-20 18.6 17.1 3.3 12.1 4.8 7.8 7.8 28.4 Dec-20 26.0 23.9 4.6 17.0 6.7 10.9 10.9 Dec-19 23.3 21.0 4.4 21.2 7.8 10.7 11.5 Brazil 2 Dec-18 25.9 18.9 4.2 20.4 7.4 11.0 12.3 Dec-17 29.0 17.7 3.9 18.7 7.1 11.1 12.4 Dec-16 33.4 16.2 4.2 16.2 7.1 10.5 12.3 C rp rate Very Small, Small and Middle Market Vehicles Credit Card Pers nal L ans Latin America 3 M rtgage L ans Payr ll L ans (1) D es n t include financial guarantees pr vided; (2) Includes units abr ad ex-Latin America; (3) Excludes Brazil. 109

Additional Information

Provision for Loan Losses and Cost of Credit

R$ million

Provision for Loan Losses by Segment


4.7%
4.5%
4.1%
3.6%
3.7%
3.3%
3.4%
3.0%
2.9%
3.1%
3.2%
3.5%
4.2%
6.8%
4.7%
3.8%
3.2%
5,823
757
1,070
3,996
5,392
432
1,410
3,550
4,948
598
619
3,732
4,282
514
532
3,236
4,483
701
248
3,534
4,111
554
393
3,165
4,271
621
168
3,482
3,904
514
3,688
-298
3,796
423
3,726
-354
4,206
489
4,021
-304
4,407
568
4,210
-371
4,922
638
4,461
-177
6,145
1,252
412
4,481
10,398
808
2,441
7,149
7,561
795
1,845
4,922
6,337
1,076
99
5,162
5,641
2,335
4,645
-1,339
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil
Provision for Loan Losses / Loan Portfolio (*) - Annualized

(*) Average balance of the loan portfolio, considering the last two quarters.

Cost of Credit

(Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted)

R$ million


4.2%
3.6%
3.0%
2.7%
2.9%
2.5%
2.3%
2.0%
2.1%
2.3%
2.4%
2.6%
3.3%
5.3%
3.9%
3.0%
2.8%
6,352
5,281
4,474
3,990
4,257
3,788
3,601
3,263
3,415
3,804
4,044
4,495
5,811
10,087
7,770
6,319
6,033
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
Cost of Credit
Cost of Credit / Total Risk (*) - Annualized

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Note: Includes the consolidation of Citibank as of 4Q17.

110

Additional Information

Allowance for Loan Losses by Risk– Consolidated

R$ million

Allocation of Total Allowance by Type of Risk - Consolidated


Dec-20
10,618
11,363
30,176
52,158
Sep-20
11,147
11,021
28,971
51,140
Dec-19
11,523
10,828
17,396
39,747
Overdue operations according to the Brazilian Central Bank
11,523
1,419
524
9,579
11,147
1,509
721
8,917
10,618
1,591
743
8,285
Dec-19
Sep-20
Dec-20
Provision < 100%
551
203
31%
2,548
Fully Provisioned
1,039
540
69%
5,737
Renegotiations and overdue loans
10,828
1,504
3,576
5,748
11,021
1,587
2,628
6,807
11,363
1,880
2,857
6,626
Dec-19
Sep-20
Dec-20
Renegotiations
1,366
2,648
88%
5,937
Overdue
514
12%
689
209
Potential Loss
17,396
3,999
3,859
9,538
28,971
8,128
7,042
13,801
30,176
10,104
4,745
15,326
Dec-19
Sep-20
Dec-20
Retail - Brazil[1]
Wholesale - Brazil[1]
Latin America[2]

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

111

N n Additi nal Inf rmati n Perf rming L ans Rati s 90-day NPL Rati | C ns lidated (%) 15 t 90-day NPL Rati | C ns lidated -% 4.2 3.8 3.7 3.5 3.5 3.4 3.5 3.0 2.9 3.1 3.4 3.2 2.7 2.6 2.6 2.8 2.3 3.0 2.6 2.7 2.5 1.9 2.3 2.4 2.0 1.9 3.4 1.7 3.2 3.1 3.1 2.7 1.9 1.8 2.9 2.9 2.9 3.0 2.7 2.7 2.4 2.3 2.3 2.6 2.3 2.5 2.3 2.2 2.3 2.2 2.3 2.4 1.7 1.8 1.9 2.0 1.7 1.4 1.5 1.3 1.4 1.4 1.4 1.2 1.2 1.3 Dec-16 Sep-17 Dec-17 Sep-18 Dec-18 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Dec-16 Sep-17 Dec-17 Sep-18 Dec-18 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 T tal Brazil ¹ Latin America ² T tal Brazil ¹ Latin America ² 90-day NPL Rati | Brazil ¹ (%) 15 t 90-day NPL Rati | Brazil ¹ -% 5.6 5.1 5.0 5.1 4.9 4.7 4.8 5.5 4.5 4.4 4.3 4.2 3.6 3.5 4.7 3.5 3.3 3.2 3.2 4.4 2.9 3.1 3.0 2.4 2.4 2.3 2.3 2.3 1.8 3.3 1.9 3.3 2.0 2.9 3.0 1.7 1.7 1.6 1.4 1.6 1.4 1.1 1.0 1.1 2.4 1.5 1.8 1.6 1.4 1.2 1.9 1.2 0.9 1.0 0.6 1.0 1.0 0.9 0.5 0.7 0.7 0.7 0.7 0.6 0.5 0.4 Dec-16 Sep-17 Dec-17 Sep-18 Dec-18 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Dec-16 Sep-17 Dec-17 Sep-18 Dec-18 Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Individuals C rp rate Very Small, Small and Middle Market C mpanies Individuals C rp rate Very Small, Small and Middle Market C mpanies N te: C nsiders Citibank’s c ns lidati n as f 4Q17. (1) Includes units abr ad ex-Latin America. (2) Excludes Brazil. 112

Additional Information

NPL Creation


R$ billion
7.3
5.7
5.1
4.4
4.7
5.3
5.0
4.9
5.1
3.3
2.8
3.5
3.6
3.9
4.3
4.4
3.2
2.3
0.7
1.2
0.4
0.9
1.1
1.2
0.3
0.3
0.6
0.1
-0.5
1.1
0.2
0.3
0.4
0.4
-0.2
0.0
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
Total
Retail Banking - Brazil
Whosale Banking - Brazil
Latin America ex-Brazil

113

Additional Information

Provision for Loan Losses and NPL Creation by Segment


Retail Banking - Brazil
R$ billion
108% 113% 108% 104% 102% 145% 153% 221% 91%
3.7 3.5
4.0 3.6
4.2 3.9
4.5 4.3
4.5 4.4
7.1 4.9
4.9 3.2
5.2 2.3
4.6 5.1
4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20
Wholesale Banking - Brazil
R$ billion
-53% -26% -87% -119% -89% 215% -982% 59% 3108%
-0.4 0.7
-0.3 1.2
-0.4 0.4
-0.2 0.1
0.4 -0.5
2.4 1.1
1.8 -0.2
0.1 0.2
-1.3 0.0
4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20
Latin America ex-Brazil
R$ billion
133% 136% 138% 75% 115% 66% 316% 362% 367%
0.4 0.3
0.5 0.4
0.6 0.4
0.6 0.9
1.3 1.1
0.8 1.2
0.8 0.3
1.1 0.3
2.3 0.6
4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20
Total
R$ billion
85% 83% 93% 93% 122% 143% 230% 226% 99%
3.8 4.4
4.2 5.1
4.4 4.7
4.9 5.3
6.1 5.0
10.4 7.3
7.6 3.3
6.3 2.8
5.6 5.7
4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20
Provision for Loan Losses
NPL Creation
Provision for Loan Losses / NPL Creation

114

Additi nal Insurance, Inf rmati n Pensi n Plan and Premium B nds In R$ milli ns 4Q20 3Q20 Ä 4Q19 Ä Earned Premiums 1,123 1,095 2.6% 1,195 -6.0% Revenues fr m Pensi n Plan (0) (8) -95.2% (35) -98.9% Revenues fr m Premium B nds 90 92 -2.4% 104 -13.4% Managerial Financial Margin (96) 148- 90- C mmissi ns and Fees 537 536 0.2% 553 -2.9% Earnings f Affiliates 85 133 -36.2% 132 -35.9% Revenues fr m Insurance, Pensi n Plan and Premium B nds 1,738 1,996 -12.9% 2,038 -14.7% Retained Claims (340) (363) -6.3% (330) 3.0% Insurance Selling Expenses (6) (4) 45.2% (2) 175.7% Result fr m Insurance, Pensi n Plan and Premium B nds 1,392 1,629 -14.5% 1,706 -18.4% Recurring Managerial Result 474 687 -31.0% 656 -27.8% Result fr m Insurance, Pensi n Plan and Premium B nds R$ milli n 1,675 1,706 1,590 1,607 1,575 1,629 1,553 1,508 1,392 5.8% 5.7% 5.8% 5.6% 5.4% 5.4% 5.4% 5.3% 4.8% 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 Result fr m Insurance, Pensi n Plan and Premium B nds perati ns Result/ perating Revenues 1 (1) perating Revenues including the Result fr m Insurance, Pensi n Plan and Premium B nds perati ns net f retained claims and selling expenses. 115

Additional Information

Balance Sheet – Assets and Liabilities

R$ million

Assets	4Q20	3Q20	Δ	4Q19	Δ
Current and Long-term Assets	**2,076,112**	**2,073,487**	**0.1%**	**1,702,123**	**22.0%**
Cash and Cash Equivalents	46,224	47,069	-1.8%	30,367	52.2%
Short-term Interbank Investments	294,486	380,300	-22.6%	232,362	26.7%
Securities and Derivative Financial Instruments	712,071	628,175	13.4%	545,286	30.6%
Interbank and Interbranch Accounts	134,640	131,196	2.6%	135,499	-0.6%
Loan, Lease and Other Loan Operations	710,553	689,327	3.1%	583,017	21.9%
(Allowance for Loan Losses)	(51,404)	(50,208)	2.4%	(38,888)	32.2%
Other Assets	229,542	247,628	-7.3%	214,480	7.0%
Permanent Assets	**36,474**	**36,633**	**-0.4%**	**36,591**	**-0.3%**
Total Assets	**2,112,586**	**2,110,120**	**0.1%**	**1,738,713**	**21.5%**

Liabilities	4Q20	3Q20	Δ	4Q19	Δ
Current and Long-Term Liabilities	**1,961,718**	**1,964,550**	**-0.1%**	**1,593,167**	**23.1%**
Deposits	809,010	765,019	5.8%	507,060	59.5%
Deposits Received under Securities Repurchase Agreements	280,541	315,624	-11.1%	269,838	4.0%
Fund from Acceptances and Issue of Securities	136,638	139,783	-2.2%	143,568	-4.8%
Interbank and Interbranch Accounts	59,147	60,847	-2.8%	54,180	9.2%
Borrowings and Onlendings	83,200	91,073	-8.6%	76,393	8.9%
Technical Provisions for Insurance	79,599	78,426	1.5%	47,815	66.5%
Provisions	16,250	16,255	0.0%	16,620	-2.2%
Allowance for Financial Guarantees Provided	754	932	-19.1%	858	-12.1%
Bonds	223,469	218,584	2.2%	220,666	1.3%
Other Liabilities	273,110	278,007	-1.8%	256,169	6.6%
Deferred Income	**3,163**	**3,203**	**-1.2%**	**2,698**	**17.2%**
Minority Interest in Subsidiaries	**11,112**	**11,808**	**-5.9%**	**10,861**	**2.3%**
Stockholders' Equity	**136,593**	**130,559**	**4.6%**	**131,987**	**3.5%**
Total Liabilities and Equity	**2,112,586**	**2,110,120**	**0.1%**	**1,738,713**	**21.5%**

116

Additional Information

Funding

Itaú

- Loan Portfolio mainly funded by domestic client funding
- Diversified funding base

In R$ millions, end of period	4Q20	3Q20	Δ	4Q19	Δ
Funding from Clients (A)	**881,561**	**839,765**	**5.0%**	**608,990**	**44.8%**
Demand Deposits	134,805	127,827	5.5%	82,306	63.8%
Savings Deposits	179,470	172,391	4.1%	144,558	24.2%
Time Deposits	491,234	460,926	6.6%	277,166	77.2%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	1,985	2,729	-27.3%	5,258	-62.2%
Funds from Bills[1] and Structured Operations Certificates	74,067	75,891	-2.4%	99,703	-25.7%
Other Funding (B)	**187,366**	**199,180**	**-5.9%**	**151,331**	**23.8%**
Onlending	11,456	11,464	-0.1%	11,648	-1.6%
Borrowings	71,744	79,609	-9.9%	64,745	10.8%
Securities Obligations Abroad	62,571	63,891	-2.1%	43,866	42.6%
Other[2]	41,594	44,215	-5.9%	31,073	33.9%
Portfolio Managed and Investment Funds[3] (C)	**1,423,641**	**1,377,413**	**3.4%**	**1,387,457**	**2.6%**
Total (A) + (B) + (C)	**2,492,567**	**2,416,358**	**3.2%**	**2,147,779**	**16.1%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI).

117

Additional Information

Funding

Ratio between Loan Portfolio and Funding


91.9%
81.2%
75.6%
76.8%
76.7%
76.7%
71.1%
65.1%
66.3%
66.5%
R$ billion
760
635
583
900
788
640
1,010
870
657
1,039
897
689
1,069
927
711
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserve and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

% Funding (Maturity Breakdown)

In days


181-365
31-180
Over to 365
7.8%
9.7%
38.0%
44.5%
0-30

118

Sa Paul , February 2nd, 2021 Itaú Unibanc H lding S.A. 4Q20 Instituti nal Presentati n